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March 23, 2007

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 26 2007
WASH. D.C.
209

PROCESSED

APR 0 9 2007

THOMSON FINANCIAL

By Federal Express

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

To whom it may concern:

In accordance with Section 33 of the Investment Company Act of 1940, please find enclosed one copy of the following class action amended complaint to which Hartford Financial Services Group, Inc. and certain of its affiliates are a party:

In re Hartford Mutual Funds Fee Litigation, pending before the U.S. District Court for the District of Connecticut (Master File: 3:04CV00344 (AWT)).

Very truly yours,

Jerome S. Fortinsky

Enclosure

cc: Brien Horan, Esq.

07047733

NYDOCS04/473589.1

UNITED STATES DISTRICT COURT
DISTRICT OF CONNECTICUT

IN RE HARTFORD MUTUAL FUNDS FEE LITIGATION **THIS DOCUMENT RELATES TO: ALL ACTIONS**	MASTER FILE: 3:04CV00344 (AWT) Dated: January 30, 2007

SECOND CONSOLIDATED AMENDED COMPLAINT

Plaintiffs, by and through their counsel, allege the following based upon the investigation of counsel, which included, among other things, interviewing of confidential sources, a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, investigations, reports, advisories, press releases, media reports, news articles, academic literature, and academic studies. Plaintiffs believe that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

1. This is a federal class action based upon The Hartford Financial Services Group, Inc. ("Hartford"), and those of its subsidiaries and affiliates also named herein as Defendants, charging Hartford mutual fund investors excessive fees and expenses that they then used, in part, to pay and induce brokers to steer more investors into the Hartford mutual funds (the "Hartford Funds" or the "Funds"). As a result of their material omissions regarding this conduct and other conduct detailed below, Defendants are liable under Sections 34(b), 36(a) and 48(a) of the Investment Company Act of 1940 (the "ICA") to a class (the "Class") of all persons or entities who held one or more shares of any of the Funds in the Hartford complex, during the period of January 30, 1999 to November 17, 2003 (the "Class Period"). Defendants are also liable under Sections 36(b) and 48(a) of the ICA because, during the relevant period of February 27, 2003 through February 27, 2004 and to the present (the "relevant period"), the advisory and other fees received by Defendants and their affiliates were disproportionate to the value of the services

provided and not within the bounds of what would have been negotiated in an arm's-length transaction. Thus, the fees received by the Defendants in connection with the Funds held by the 36(b) Plaintiffs (defined below) (the "36(b) Funds") were received in violation of the ICA.[1]

2. In essence, Defendants used Hartford Fund investor assets to pay kickbacks to brokerages in exchange for the brokerages steering their clients into Hartford Funds. Defendants referred to this as buying "shelf space" at the brokerages. Then, once invested, the investors in Hartford Funds were charged, and paid, undisclosed fees to Defendants that were used by Defendants to pay brokers to push Hartford Funds on yet more investors in order to increase the level of investment in Hartford Funds.

3. Defendants' practice of charging excessive fees and commissions to Hartford Funds investors to pay and induce brokers to steer investors into the Hartford Funds necessarily created insurmountable conflicts of interest for the brokers who were purportedly acting in the best interests of their clients – but in fact were only concerned with their pay-offs from Defendants.

4. The practice of charging excessive fees and commissions also created insurmountable conflicts of interest for the Investment Adviser Defendants who had a duty to act in the best interests of fund investors, but were, in fact, only concerned with siphoning fees from the Funds to induce brokers to artificially increase the amount of money invested in the Hartford Funds. The Investment Adviser Defendants were motivated to engage in this undisclosed plan of charging excessive fees to induce brokers to steer investors into Hartford Funds because the fees they collected for managing and advising the Hartford Funds were calculated as a percentage of assets under management and, therefore, increased as the number of Hartford Funds investors

[1] The 36(b) Funds are: Hartford Advisers Fund, Hartford Capital Appreciation Fund, Hartford Dividend and Growth Fund, Hartford MidCap Fund, and Hartford Stock Fund.

grew. According to a former Regional Sales Manager employed during the Class Period, employees were instructed to sell mutual funds to the public during the Class Period strictly to raise revenue for the company. Consequently, the interests of investors were not protected.

5. Defendants purposely omitted disclosing the nature of the excessive fees and commissions charged to Plaintiffs and the other Class members, and the resulting conflicts of interest, as they realized that the inducements created insurmountable conflicts of interest significant to any reasonable person deciding how to invest his or her money.

6. In actions to date against Morgan Stanley DW, Inc., Massachusetts Financial Services, Inc., Fleet Investment Advisors, Inc., Franklin Advisers, Inc., Deutsche Investment Management Americas, Inc., PA Fund Management LLC, OppenheimerFunds, Inc., ***and recently Defendants themselves***, among others, the SEC has condemned the practices complained about here, stating that they create insurmountable, undisclosed conflicts of interest in violation of the securities laws. *See In the Matter of Hartford Inv. Fin. Services, LLC, HL Inv. Advisors, LLC, and Hartford Sec. Distribution Co., Inc.*, 2006 SEC LEXIS 2571, at *15 (November 8, 2006) (the "SEC Hartford Order"). In similar enforcement actions, the National Association of Securities Dealers ("NASD") also has condemned these practices and concluded that such practices violate NASD Rule 2830(k).

7. As described by Sen. Peter Fitzgerald (R-Ill.) in a January 28, 2004 article in *The Los Angeles Times* about a Senate committee hearing on mutual funds, the mutual fund industry "is indeed the world's largest skimming operation," tantamount to "a $7-trillion trough exploited by fund managers, brokers and other insiders."

8. On January 9, 2004, Hartford's scheme was exposed when *The Wall Street Journal* revealed a "shelf space" scheme between broker-dealer Edward Jones and Hartford.

Hartford's practices have since resulted in ongoing investigations by the SEC, NASD and state regulators.

9. Also, during the relevant period, compensation and fees paid to the Investment Adviser and Distributor Defendants (as defined below) rose dramatically even though the services provided by these Defendants remained the same, and no additional benefits were provided to the 36(b) Funds or their investors in return for the additional fees.

10. One reason for the dramatic increase in compensation to the Investment Adviser Defendants, Distributor Defendants and their affiliates, was the growth in the size of the Funds resulting from Defendants' use of Fund assets to promote the sale of Fund shares through participation in so-called "revenue sharing" or "shelf-space" programs. Among other things, those programs included: (a) cash payments to brokers in return for the brokers' agreement to promote sales of Fund shares; (b) the directing of Fund portfolio brokerage to brokerage firms in return for agreements by the brokers to promote the shares of the Funds ("directed brokerage"); and (c) "Soft Dollar" commission arrangements with brokers (these cash payments, directed brokerage and Soft Dollar arrangements are collectively referred to as "revenue sharing"). These payments resulted in the growth of the Funds, which benefited the Investment Adviser and Distributor Defendants because it allowed their advisory and other asset-based fees to increase. The aforesaid Defendants engaged in those programs in an effort to generate increased compensation even though many of those programs were in violation of SEC and NASD rules and regulations. They engaged in such activity despite ample evidence that the increase in their compensation was not justified by any increase in the quality or nature of the services which they provided to the Funds or their investors, or by additional benefits to the Funds or their investors.

11. Although an increase in mutual fund assets can benefit investors through economies of scale that decrease the expenses of operating such funds on a per-share basis,

Defendants failed to reduce their fees as a percentage of assets to pass on the economies of scale to the 36(b) Funds or their investors. Instead, they utilized the economies of scale to their own benefit. The Investment Adviser Defendants' intention to retain the benefits of economies of scale to themselves is clearly reflected, for example, in the inadequate management fee breakpoint discounts, many of which have been illusory and ineffective since 2000.

12. The fee structure imposed by Defendants on the 36(b) Funds and their investors far exceeded the fees that would be paid as a result of arm's-length bargaining. Fees for essentially the same services paid by similar funds not affiliated with Defendants were substantially less. Moreover, Defendants' publicly-reported profits for managing the Funds increased greatly before and during the relevant period, and none of these gains was passed to the 36(b) Plaintiffs in the form of lower fund fees. The nature and quality of the services provided by Defendants did not justify the excessive fees charged as the 36(b) Funds overall significantly underperformed similar funds.

13. In addition, Fund assets were used to pay excessive "Rule 12b-1" fees to the Distributor Defendants without any benefit accruing to the 36(b) Funds or their investors from those payments. Defendants' management fees were also excessive because they used fund assets to pay their out-of-pocket expenses even though they were already being compensated on a basis that reimbursed them for such expenses. For example, they caused the Funds to make "Soft Dollar" commission payments to brokers, through which brokers were paid commissions at a rate that exceeded the normal rate for effectuating portfolio transactions, in return for services that would normally be provided by the adviser and for which the adviser was already being paid. Soft Dollar commissions were utilized by Defendants to shift significant expenses from the Investment Adviser Defendants to the Funds and their investors without any corresponding offset in the level of the management fee.

14. Furthermore, the Directors of the Funds failed to satisfy their duty independently and conscientiously to evaluate the Funds' 12b-1 and advisory fee arrangements, a factor which strongly supports a finding of fee excessiveness. The Directors failed to perform their duties as the "watchdogs" of the Funds because they failed to obtain enough information adequately to evaluate the Funds' distribution fees as required by Rule 12b-1, or approved those fees in the face of information showing that the distribution program was failing to benefit the 36(b) Funds. In fact, the SEC specifically found that the Investment Adviser Defendants were able to keep the Directors from discovering the pillage of fund assets through directed brokerage. SEC Hartford Order at *16-17. As a result, they were unable to, and did not, evaluate whether Defendants' use of Fund assets for revenue sharing agreements was in the Funds' and their investors' best interest and whether the fees being charged were excessive. Indeed, the 12b-1 fees charged to each of the 36(b) Funds were significantly higher than those charged to comparable funds. Moreover, the increase in the Funds' net assets, accompanied by an increase in the expense ratios and Defendants' failure to reduce their fees sufficiently, were red flags which the Directors disregarded, as was the fact that other comparable funds were paying substantially lower fees for similar services. In fact, the Funds' Directors were unable independently and conscientiously to serve the Funds. Of the seven independent directors, only two have disclosed previous investment management experience. Moreover, these seven purported "independent" directors were charged with the impossible task of adequately evaluating the fees for a minimum of 72 funds on a fund-by-fund basis -- many more funds than a director can or should be responsible for. As a result, the Directors did not perform their duties as "watchdogs" of the Funds because they failed to ensure that any economies of scale that were being realized from the increase in Fund assets were passed to the Funds and their investors, and that the fees paid by the Funds to Defendants were not excessive. The Directors' failure to satisfy their duties resulted in excessive

fees being charged to the Funds that were disproportionate to the services rendered and were not the product of arm's-length bargaining.

JURISDICTION AND VENUE

15. The claims asserted herein arise under and pursuant to Sections 34(a), 36(a), 36(b) and 48(a) of the ICA, 15 U.S.C. §§ 80a-33(b), 80a-35(a) and (b) and 80a-47(a).

16. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the ICA, 15 U.S.C. § 80a-43.

17. Many of the acts charged herein occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendant Hartford was at all relevant times, and still is, headquartered in this District.

18. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

Plaintiffs

19. Plaintiff Linda Smith held during the Class Period and the relevant period, and continues to own shares or units of the Hartford Dividend and Growth Fund, Hartford Advisers Fund, Hartford Stock Fund and Hartford MidCap Fund and has been damaged by the conduct alleged herein.

20. Plaintiff Brian Abrams held during the Class Period and the relevant period, and continues to own shares or units of the Hartford Capital Appreciation Fund and Hartford MidCap Fund and has been damaged by the conduct alleged herein.

21. Plaintiff Bo Bortner held during the Class Period and the relevant period, and continues to own shares or units of the Hartford Capital Appreciation Fund and has been damaged by the conduct alleged herein.

22. Linda Smith, Brian Abrams, and Bo Bortner are collectively referred to herein as the "36(b) Plaintiffs."

23. Plaintiff Jacky Rollins held during the Class Period shares or units of the Hartford Advisers Fund and has been damaged by the conduct alleged herein.

24. Plaintiff Maurice S. Thews held during the Class Period shares or units of the Hartford High Yield Fund and has been damaged by the conduct alleged herein.

The Parent Company

25. Defendant Hartford is a Connecticut financial services company with its principal place of business at Hartford Plaza, 690 Asylum Avenue, Hartford, Connecticut 06115.

The Investment Advisers

26. Defendant Hartford Investment Financial Services, LLC (f/k/a Hartford Investment Financial Services Company) ("HIFSCO") is the investment manager to each Fund. HIFSCO is a wholly-owned indirect subsidiary of Hartford. HIFSCO had over $20.8 billion in assets under management as of December 31, 2003. Hartford Mutual Funds, Prospectus for 2004 (Form 485BPOS) (Feb. 27, 2004). HIFSCO is responsible for the management of each Fund and supervises the activities of the investment sub-advisers described below. HIFSCO is principally located at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

27. Defendant Wellington Management Company, LLP ("Wellington Management") is the investment sub-adviser to each of the Funds, other than those sub-advised by HIMCO (defined below). Wellington Management, a Massachusetts limited liability partnership, is a professional investment counseling firm that provides services to investment

companies, employee benefit plans, endowments, foundations and other institutions and individuals. Wellington Management and its predecessor organizations have provided investment advisory services since 1928. As of December 31, 2003, Wellington Management had investment management authority over approximately $394 billion in assets. Hartford Mutual Funds, Prospectus for 2004 (Form 485BPOS) (Feb. 27, 2004). Wellington Management is principally located at 75 State Street, Boston, Massachusetts 02109.

28. Defendant Hartford Investment Management Company ("HIMCO") is the investment sub-adviser to each of the Funds, other than those sub-advised by Wellington Management.[2] HIMCO is a professional money management firm that provides services to investment companies, employee benefit plans and insurance companies. HIMCO is a wholly-owned subsidiary of Hartford. As of December 31, 2003, HIMCO had investment management authority over approximately $32.4 billion in assets. Hartford Mutual Funds, Prospectus for 2004 (Form 485BPOS) (Feb. 27, 2004). HIMCO is principally located at 55 Farmington Avenue, Hartford, Connecticut 06105.

29. HIFSCO, HIMCO and Wellington Management are referred to collectively herein as the "Investment Adviser Defendants."

The Distributors

30. Defendant HIFSCO acts as the underwriter and distributor of shares of Hartford's U.S.-registered open-end mutual Funds.

31. Upon information and belief, Defendant Hartford Securities Distribution Company, Inc. ("Hartford Securities"), located at 200 Hopmeadow Street, Simsbury,

[2] As of March 1, 2004, HIMCO was the sub-adviser to the High Yield Fund, Income Fund, Inflation Plus Fund, Money Market Fund, Short Duration Fund, Tax-Free California Fund, Tax-Free Minnesota Fund, Tax-Free National Fund, Tax-Free New York Fund, Total Return Bond Fund and U.S. Government Securities Fund. Hartford Mutual Funds, Prospectus for 2004 (Form 485BPOS) (Feb. 27, 2004).

Connecticut, an indirect wholly-owned subsidiary of Hartford, also acts as the underwriter and distributor of shares of certain of Hartford's U.S.-registered open-end mutual Funds.

32. Upon information and belief, Defendant PLANCO Financial Services Inc. ("PLANCO"), located at 200 Hopmeadow Street, Simsbury, Connecticut, a wholly-owned subsidiary of Hartford Life Insurance Co., also acts as the wholesaler and distributor of shares of certain of Hartford's U.S.-registered open-end mutual Funds.

33. Defendants HIFSCO, Hartford Securities and PLANCO are referred to collectively herein as the "Distributor Defendants."

SUBSTANTIVE ALLEGATIONS

DEFENDANTS BREACHED THEIR DUTIES BY CHARGING EXCESSIVE FEES NOT REASONABLY RELATED TO THE SERVICES PROVIDED

34. Under the ICA, the fee charged to mutual fund investors should be the equivalent of fees that would have resulted from arm's-length bargaining. Mutual fund directors are required to negotiate the fees charged to the fund on behalf of the investors (who, individually, are unable to negotiate such fees), and on behalf of the fund, which is otherwise under the control of the fund's adviser or distributor. At the same time, investment advisers and their affiliates have a fiduciary duty with respect to the fees that are charged to the funds and their investors, in that the fees must be reasonably related to the services provided.

The Fees At Issue

35. Investment Advisory Fees: Investment advisory fees are calculated as a percentage of assets under management. Investment advisory fees are paid to investment advisers for managing the underlying portfolio, *i.e.*, for choosing the securities in which a mutual fund should invest and the operations required to support the management of the portfolio. As the fund assets increase, the dollar amount of such fees parallels this growth.

36. Rule 12b-1 Fees: As discussed above, SEC Rule 12b-1 permits a fund to pay "12b-1" distribution fees out of fund assets only if the fund has adopted a 12b-1 plan authorizing their payment, and only if the Directors properly find that there is a reasonable likelihood that the plan will benefit the fund and its shareholders. Legitimate uses of 12b-1 distribution fees include payments for the cost of marketing and selling fund shares (such as compensation for brokers and others who sell fund shares, and payments for advertising, the printing and mailing of prospectuses and sales literature). Like the investment advisory fees, the 12b-1 fees are calculated as a percentage of assets under management and the dollar amount of such fees increases with the size of the fund.

37. Transfer Agency Fees: Transfer agency fees are paid to either an affiliated or independent third party to handle sales and redemptions of fund shares, to maintain shareholder records, to compute the net asset value (the "NAV") of the fund daily, and to pay out dividends and capital gains. Like the investment advisory fees and 12b-1 fees, the transfer agency fees are calculated as a percentage of assets under management and the dollar amount of such fees increases with the size of the fund. These fees can constitute "fall-out" benefits to the Investment Adviser as a result of its relationship with the Funds, and must be considered in evaluating whether the fees paid were excessive.

38. Administrative Fees: Administrative fees are generally paid by funds to cover the cost of responding to investor inquiries, providing investors with information about their investments, and other services required to enable the functioning of the fund. Unlike 12b-1 distribution fees, a fund may pay administrative fees without adopting a 12b-1 plan. Accordingly, such fees are often not visible to investors and are highly susceptible to excessiveness by Investment Advisers. Like the investment advisory fees and the 12b-1 fees, the

administrative fees are calculated as a percentage of assets under management and the dollar amount of such fees increases with the size of the fund.

39. These fees are the principal components of a fund's expense ratio, which is the ratio of total expenses to net assets. The expense ratio determines the fund's efficiency and cost effectiveness, and consequently a lower number is desirable because it reflects higher total returns. The expense ratio of a fund is considered in the industry to be a key indicator of a fund's performance. The *ex parte* ratio is usually presented as a percentage, but when translated into a dollar amount it can be significant. For the Hartford Funds at issue in this case, Exhibit A illustrates the actual dollar amounts spent by the 36(b) Funds on expenses as well as advisory and 12b-1 fees.

Factors That Show The Fees Charged To The Funds By The Defendants Were Not Reasonably Related To The Services Provided To The Funds

40. The mutual fund industry recognizes that certain factors indicate that fees are excessive. In particular, the following factors, *inter alia*, illustrate whether a fee is excessive to the funds and their investors:

- the quality of services provided to the fund and its investors;
- the nature of services being paid for by the fund and its investors;
- whether economies of scale were passed to the fund and its investors or kept by the investment adviser;
- whether the investment advisory fees are reduced to reflect the "fall-out benefits" the adviser receives, which are those benefits other than the advisory fees that flow to the adviser and its affiliates as a result of the adviser's relationship with the fund;

- what other fund families or funds within the same fund family charge for similar mutual funds; and
- whether the trustees exercised a sufficient level of care and conscientiousness in approving the investment advisory and distribution agreements and the fees contained therein.

An analysis of the 36(b) Funds shows that the Defendants charged excessive fees to benefit themselves.

The Defendants' Profits Were Increasing During the Relevant Period

41. The mutual fund industry is an enormously profitable industry, as it is for the Defendants. In this regard, a Forbes article, published on September 15, 2003, stated as follows: "The average net profit at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall. This increase in revenue was due to an increase in sales." At a roundtable on investment company regulation by the Securities and Exchange Commission Historical Society, industry insiders made the following comments about the mutual fund industry's profits:

> MR. GOLDBERG: Well, a cynic might say that this is such an enormously profitable industry, you don't have to steal.
>
> MS. MCGRATH: Well, that's true. So much for 36(b).

The Roundtable on Investment Company Regulation, Securities and Exchange Commission Historical Society, Dec. 4, 2002 at 33.

42. Managing the 36(b) Funds was also enormously profitable for Defendants. From December 31, 2002 to December 31, 2003, the net income of the retail products group (a reportable segment of Hartford's "life" division that includes mutual funds) increased from $356 to $430 million, an increase of over 20%. Hartford, annual report for the year ending December 31, 2004 (Form 10-K) (February 28, 2005) at 33. From December 31, 2003 to December 31,

2004, the group's net income increased again from $430 to $526 million, an increase of over 22%. *Id.*

43. As Hartford explained to its shareholders:

> Net income increased for the year ended December 31, 2004, principally driven by higher fee income from double digit growth in the assets under management in virtually all businesses of the segment and strong expense management...Another contributing factor to the increase in fee income was the increase in assets under management in the mutual fund and 401(k) businesses. Retail mutual fund assets under management increased 24% principally due to net sales and market appreciation of $2.5 billion each during 2004.

Id.

44. Profits from managing the Hartford Funds continued to increase in 2005.[3] From December 31, 2003 to December 31, 2004 the net income of the retail products group increased from $412 to $503 million, an increase of over 22%. Hartford, annual report for the year ending December 31, 2004 (Form 10-K) (Feb. 28, 2005) at 47. From December 31, 2004 to December 31, 2005 the net income of the retail products group increased from $503 to $622 million, an increase of over 23%. *Id.* Thus, the excessive fees charged by Defendants only served the purpose of increasing Defendants' profits. The rapidly increasing profits generated from managing the Funds during the relevant period show that the incremental costs of managing the Funds were nominal and the additional fees received by Defendants were highly disproportionate given that the nature, quality, and level of services remained the same -- leading to a windfall for Defendants. For example, as described below, Defendants failed to pass on economies of scale to the Funds or their investors.

---

[3] Although in 2005, Hartford re-organized its reportable segments in its Life division such that the net income from its retail segment (which continued to include profits from managing mutual funds) was restated back to 2003, even under this new structure, Hartford still shows year-over-year increasing profits from the Funds. *See* Hartford, annual report for the year ending December 31, 2004 (Form 10-K) (Feb. 28, 2005).

Economies Of Scale Were Not Passed On To The Funds

45. In theory, as a particular fund's total assets grow, the expenses borne by that fund would be spread out and shared amongst fund investors, so that each investor's *pro rata* share of the fund's expenses is correspondingly diminished. When these savings are not passed on to the funds, excessive fees are, as was the case here, retained by the Investment Advisers and their affiliates.

46. The legislative history of Section 36(b) recognizes that an investment adviser's failure to pass on economies of scale to the fund is the principal cause of excessive fees:

> It is noted . . . that problems arise due to the economies of scale attributable to the dramatic growth of the mutual fund industry. In some instances these economies of scale have not been shared with investors. Recently there has been a desirable tendency of the part of some fund managers to reduce their effective charges as the fund grows in size. Accordingly, the best industry practice will provide a guide.

S. Rep. No. 91-184, at 5-6 (1969), reprinted in 1970 U.S. Code Cong. & Ad. News, at 4901-02.

47. On a per dollar of assets held basis it costs less to manage additional assets in a growing fund because economies of scale occur on both the fund complex and portfolio level for various costs incurred. As noted by the SEC in the Report of the SEC on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 89-2337 (1966):

> The economies of size, in large measure, reflect the fact that the management of both large and small security portfolios requires much the same general economic and market forecasting, analyses of various industry groups and evaluations of particular securities, since even a relatively small fund may be large enough to attain adequate diversification of investment risk. Indeed, in recent years there has been a tendency among many larger funds to decrease rather than increase the number of common stock holdings in their portfolios despite substantial growth through sales of fund shares.

48. Significant economies of scale also exist with regard to the service and administration fees charged to investors, which are also part of the expense ratio. The cost of

maintaining a shareholder's account is the same for all shareholders, regardless of the size of his or her account. Suppose the annual cost of maintaining an account is $40 and that the mutual fund has 100,000 shareholders. Under this scenario, if the fund has $100,000,000 in assets (an average of $1,000 per account), then the fund's administrative expenses are 4.0% of fund assets. If total assets are $250,000,000 (an average account of $2,500), then the administrative expense ratio is 1.6% because the expense ratio falls as fund assets rise. *See* David A. Latzko, *Economies of Scale in Mutual Fund Administration*, Penn. St. Univ., JOURNAL OF FINANCIAL RESEARCH, Sept. 22, 1999.

49. The mutual fund industry is a business in which economies of scale are present and are statistically significant. *See* Jim Saxton, Chairman, Joint Economic Committee, United States Congress, *The Mutual Fund Industry: An Overview* (citing William Baumol, *The Economics of Mutual Fund Markets: Competition Versus Regulation*, 186, 190, Boston: Kluwer Academic (1990)). As explained by Lori Walsh, a financial economist for the SEC, "If the asset growth is successful, this should translate into a lower expense ratio and higher expected net returns, all other things equal." Lori Walsh, *The Costs and Benefits to Fund Shareholders of 12b-1 Plans: An Examination of Fund Flows, Expenses and Returns*, available at http://www.sec.gov/rules/proposed/s70904/lwalsh042604.pdf.

50. These considerable economies of scale that accompany the growth of assets under management by the Investment Adviser Defendants have benefited the Defendants greatly as the resulting cost savings have not been passed on to the 36(b) Funds and their investors through lower expense ratios. For example, as analysts observed about the Hartford Advisers Fund, "[e]ven if the fund's performance had been enticing, we'd still steer clear. Hartford has raised expenses as assets have increased, creating a 14% expense ratio that's higher than that of three fourths of category peers. An expensive fund with lackluster results doesn't cut it." Todd

Trubey, *Morningstar's Take: Hartford Advisers Fund keeps slipping,* March 31, 2004, www.morningstar.com (password required). In another report, an analyst notes,

> "[y]et we're not convinced that this particular offering is the best way to play a large-cap resurgence, largely because of its outsized expense ratio. At 1.4%, the fund's annual levy is higher than that of any other front-load moderate-allocation fund with $1 billion or more in assets. Given that investors can readily obtain exposure to large-cap stocks and high quality bonds at a far lower cost, we'd recommend that they pass on this offering.

Christine Benz, *Morningstar's Take: Hartford Advisers has the making of an interesting contrarian play, but we can't recommend it at its current price tag,* August 27, 2004, www.morningstar.com (password required).

51. The failure of the Investment Adviser Defendants to pass along the savings generated from the growth of the 36(b) Funds is evidenced in each of the funds' annual and semi-annual reports, which provide data regarding the total net assets of the fund and the ratio of expenses to the net assets of the fund. Despite increases in assets in each of the 36(b) Funds, the economies of scale created did not result in a corresponding decrease in the expense ratios of the funds and, indeed, in several cases, the Investment Adviser Defendants inexplicably *increased* fees.

52. For example, between October 2000 and 2004, the Hartford Advisers Fund's assets increased from $2.023 billion to $2.459 billion, an increase of over 21%.[4] Over this same period the fund's expense ratio for Class A shares *increased* from 1.21% in 2000 to 1.22% in 2004. Other Funds exhibited similar trends.

[4] Hartford Mutual Funds, annual report for the year ending October 31, 2002 (Form N-30D) (Jan. 2, 2003); Hartford Mutual Funds, annual report for the year ending October 31, 2004 (Form N-CSR) (Jan. 7, 2005).

53. Between October 1999 and October 2004, the Hartford Stock Fund's assets increased from $1.551 billion to $1.633 billion, an increase of 5.23%.[5] Over this same period, the fund's expense ratio for Class A shares *increased* by 6.77%, from 1.33% in 1999 to 1.42% in 2004.

54. Between October 2000 and October 2005, the Hartford Capital Appreciation Fund's assets *more than tripled*, increasing from $2.72 billion to $9.78 billion -- an increase of over 259%.[6] Over this same period, the fund's expense ratio for Class A shares remained virtually unchanged, from 1.27% in 2000 to 1.26% in 2005.

55. Between October 2001 and October 2004, the Hartford MidCap Fund's assets increased from $1.217 billion to $2.572 billion, an increase of over 111%.[7] Over this same period, the fund's expense ratio for Class A shares remained virtually unchanged, from 1.38% in 2001 to 1.37% in 2004.

56. Between October 2000 and April 2004, the Hartford Dividend and Growth Fund's assets increased from $500 million to $2.329 billion, an increase of over 365%.[8] Over this same period, the fund's expense ratio for Class A shares remained virtually unchanged, from 1.31% in 2000 to 1.32% in 2004.

57. Industry analysts have also made the following observations about the Hartford Dividend and Growth Fund. "As it is, the fund's high expenses consume much of the dividend income that its holdings throw off, explaining its below-average yield. That's unacceptable in a

[5] Hartford Mutual Funds, annual report for the year ending October 31, 2000 (Form N-30D) (Dec. 20, 2000); Hartford Mutual Funds, annual report for the year ending October 31, 2004 (Form N-CSR) (Jan. 7, 2005).

[6] Hartford Mutual Funds, annual report for the year ending October 31, 2002 (Form N-CSR) (Jan. 2, 2003); Hartford Mutual Funds, annual report for the year ending October 31, 2004 (Form N-CSR) (Jan. 7, 2005).

[7] Hartford Mutual Funds, annual report for the year ending October 31, 2002 (Form N-30D) (Jan. 2, 2003); Hartford Mutual Funds, annual report for the year ending October 31, 2004 (Form N-CSR) (Jan. 7, 2005).

[8] Hartford Mutual Funds, annual report for the year ending October 31, 2002 (Form N-30D) (Jan. 2, 2003); Hartford Mutual Funds, semi-annual report for the period ending April 30, 2004 (Form N-CSRS) (July 9, 2004).

dividend focused fund like this one. We think investors should steer clear." Greg Carlson, *Morningstar's Take: We like this fund's Manager, but high expenses squelch its appeal*, Sept. 7, 2004, www.morningstar.com (password required).

58. It becomes even more clear that the fees charged to the 36(b) Funds and their investors were excessive when looking at how much more the 36(b) Plaintiffs paid than investors paid in funds of comparable size. As evidenced above, the growth of the 36(b) Funds has not benefited these funds in the form of lower fees. This is further underscored by the fact that each of the 36(b) Funds' expense ratios is significantly higher than those of same-sized benchmark funds. For example, the chart below shows that, for 2003, Defendants charged up to 88 basis points more in fees to the 36(b) Funds than comparable funds, which due to their size should have similar costs and experience similar economies of scale.

Comparison of 2003 Fees on Hartford Funds to CRSP[9]
Value-Weighted Benchmark of Same Sized Funds
All Share Classes
Differences in Terms of Basis Points ("BPs")[10]

Fund Name	Strategic Objective	Amount by which fees exceed benchmark in BPs
Hartford Advisers Fund	Flexible Portfolio	47
Hartford Capital Appreciation Fund	Growth	47
Hartford Dividend and Growth Fund	Income Growth	58
Hartford Mid Cap Fund	Growth Midcap	55
Hartford Stock Fund	Growth and Income	88

[9] Charts in this Complaint referring to the University of Chicago's Center for Research in Securities Prices ("CRSP") Benchmarks are the value weighted (weights obtained using the monthly asset valuation for each fund) average of all funds in the same size quartile that had the same CRSP Strategic Objective Designation. CRSP assigns each fund one of 187 Strategic Insight Fund Objective Codes based on its investment strategy. The results in this chart are for the A, B and C Classes of each Fund only, and are presented in terms of difference, defined as follows: Funds Expense Ratio Levels Minus Benchmark Expense Ratio Levels. Thus, a positive value denotes Fund expense ratios that are higher than industry benchmark averages. For example, fees for the Hartford Stock Fund exceed the CRSP Benchmark by 88 basis points.

[10] A basis point ("bp") is one-hundredth of a percentage point (0.01%). For example, 10 bps of $1 billion equals $1 million.

As illustrated above, Defendants failed to pass the benefits of economies of scale derived from the growth of the 36(b) Funds on to their investors and instead kept the windfalls of such growth to themselves.

The Breakpoints In The Funds' Advisory Agreements Do Not Meaningfully Pass The Economies of Scale On To The 36(b) Funds And Are Largely Illusory

59. A "fee breakpoint" has been explained as follows:

> Many funds employ a declining rate structure in which the percentage fee rate decreases in steps or at designated breakpoints as assets increase.... The declining rate schedule reflects the expectation that costs efficiencies or scale economies will be realized in the management and administration of the fund's portfolio and operations as the fund grows.

John P. Freeman and Stewart L. Brown, *Mutual Fund Advisory Fees: The Cost of Conflicts of Interest*, U.S.C.L., http://www.law.sc.edu/freeman/jcl-01.pdf.

60. While the advisory contracts for the 36(b) Funds include breakpoints, many of these breakpoints were meaningless because, as a practical matter, they did not pass any of the economies of scale to fund investors. For example, Morningstar analysts noted that with regard to the Hartford Dividend and Growth Fund:

> Why haven't expenses fallen more dramatically as assets have piled up? For one, there are no management fee breakpoints above $1 billion asset level, a curious thing given that Hartford ostensibly exerts the same effort overseeing the fund whether it's a $1 billion or $10 billion in size. In addition, Wellington's pay schedule isn't as reasonable as it could be. Bousa runs this fund in virtually the same style as his other charge, Vanguard Wellington. Yet, this fund's pay schedule is significantly more generous (even after adjusting for the fact that a portion of the Vanguard fund is invested in bonds). That strongly suggests that this fund's board ought to drive a harder bargain.

Greg Carlson, *Morningstar's Take: We like this fund's manager, but high expenses squelch its appeal*, Sept. 7, 2004, www.morningstar.com (password required). Indeed, the Hartford Dividend and Growth Fund's last advisory fee breakpoint is at $1 billion, even though the fund has not had under $1 billion in net assets since prior to 2002. Hartford Mutual Funds, annual report for the year ending October 31, 2005 (Form N-CSR) (Jan. 5, 2006). In fact, as of April 30, 2004, the fund had over $2.3 billion in net assets. Hartford Mutual Funds, semi-annual report for the period ending April 30, 2004 (Form N-CSRS) (July 7, 3004). Other 36(b) Funds had similarly ineffective breakpoints.

61. The Hartford Midcap Fund's last advisory fee breakpoint is at $1 billion, even though the fund has not had under $1 billion in net assets since 2000 and has only continued to increase in assets since then. In fact, as of October 31, 2004, the fund had over $2.5 billion in net assets. Hartford Mutual Funds, annual report for the year ending October 31, 2005 (Form N-CSR) (Jan. 5, 2006).

62. The Hartford Capital Appreciation Fund's last advisory fee breakpoint is at $1 billion, even though the fund has not had under $2 billion since prior to 2000. In fact, as of October 31, 2004, the Fund had over $7 billion in net assets. Hartford Mutual Funds, annual report for the year ending October 31, 2005 (Form N-CSR) (Jan. 5, 2006).

63. The Hartford Advisers Fund's last breakpoint is at $1 billion, even though the fund has not had under $2 billion in net assets since prior to 2000. In fact, as of October 31, 2004, the fund had over $2.4 billion in net assets. Hartford Mutual Funds, annual report for the year ending October 31, 2005 (Form N-CSR) (Jan. 5, 2006).

64. The manifest lack of effective breakpoints in these Funds demonstrates that the Investment Adviser Defendants had no intention of passing, and did not pass, any economies of scale to fund investors.

The Fees Charged To The 36(b) Funds And Their Investors Were Excessive Relative To Similar Funds Offered In The Industry

65. When examining the expense ratios of other fund families that provide the same types of funds as Hartford, it is apparent that the Investment Adviser Defendants charged higher

fees than other investment advisers who manage similar types of portfolios with similar investment objectives. As the chart below illustrates, there was a pattern of overcharging in each of the 36(b) Funds' expense ratios. The expense ratios for these funds' share classes exceeded industry benchmarks by as much as 100 bps, which is statistically significant.

Comparison of Hartford Funds Fees to the CRSP Benchmark

Benchmark is the Value-Weighted Average of All Funds Existing During 2003 With the Same CRSP Strategic Objective as the Hartford Funds

All Share Classes
Differences in Terms of Basis Points

Fund Name	Strategic Objective	BPs higher than benchmark
Hartford Advisers Fund	Flexible Portfolio	56
Hartford Capital Appreciation Fund	Growth	53
Hartford Dividend and Growth Fund	Income Growth	67
Hartford MidCap Fund	Growth Midcap	60
Hartford Stock Fund	Growth and Income	100

66. Analysts have also observed Defendants' overpricing of the 36(b) Funds. For example, regarding the Hartford Advisers Fund an analyst observed that,

> "[T]he fund has another looming issue: a rising annual expense ratio. Earlier in 2003, Hartford raised its fees here from 1.22% to 1.36%. That might not sound like a lot, but consider that it's an 11% price hike in a noninflationary environment. To add further context, among more than 170 asset allocation funds with front-end load, this fund ranks tenth in assets under management, yet its current expense ratio is much higher than the group average…Also note that assets here have actually grown over the past few years, so expenses should be going down, not up."

Brian Portnoy, *Morningstar's Take: Higher expenses might roil Hartford Advisers*, October 27, 2003, www.morningstar.com (password required).

67. With regard to Hartford Dividend and Growth Fund, analysts have noted that, "[w]e are worried, however, that the fund's rather high expense ratio gobbles up too much of its dividends. Only one front-loaded large-value fund with more than $2 billion in assets has a

higher cost than this fund's 1.41% expense ratio. (Hartford raised expenses even as the fund's assets increased in 2003.)" Todd Trubey, *Morningstar's Take: We don't think Hartford Dividend & Growth's costs allow its strategy to work well*, April 8, 2004, www.morningstar.com (password required).

68. The foregoing chart and analysts' comments illustrate that the 36(b) Funds' expense ratios were far beyond the expense ratios of similar funds in the industry.

<u>The Nature and Quality of Services Do Not Justify The Excessive Fees</u>

69. The nature and quality of advisory services provided to the Funds do not justify the excessive expense ratios carried by the Funds. Defendants cannot justify their high fees by arguing that their managers and analysts are of superior quality and provide superior performance. The performance of the 36(b) Funds was not up to par with other similar funds in the industry and thus could not justify the higher fees. For example, as illustrated in the chart below, during the relevant period, overall, the 36(b) Funds underperformed relative to a weighted average of benchmark funds with the same CRSP Strategic Objective as each of the Funds.

Comparison of Cumulative Excess Returns on Hartford Funds
Relative to Benchmarks - All Class Shares
February 2003 Through February 2004
Benchmark Funds May Have Loads
Cumulative Returns on the 36(b) Funds Compared to Benchmark

Fund Name	% Return Net Expenses	% Return Net Expenses & Loads
Hartford Advisers Fund	-4.34	-4.55
Hartford Dividend and Growth Fund	-2.76	-2.69
Hartford Mid Cap Fund	-3.10	-3.60
Hartford Stock Fund	-6.20	-6.37

Therefore, the quality of services, as measured by the performance of the funds compared to similar funds, fails to justify the excessive expense ratios charged to the 36(b) Funds and their investors by Defendants.

70. In fact, part of the reason the 36(b) Funds underperformed is that the high fees charged by Defendants consumed any gains. According to one Morningstar analyst, Hartford

Dividend & Growth Fund's performance did not justify the excessive fees charged to the fund, with the fund's performance being close to the bottom quartile in the relevant period. Todd Trubey, *Morningstar's Take: We don't think Hartford Dividend & Growth's costs allow its strategy to work well*, April 8, 2004, www.morningstar.com (password required). In 2004, the fund was lagging behind 86% of its peers. *Id.* The analyst notes, "We are worried, however, that the fund's rather high expense ratio gobbles up too much of its dividends ... Because dividends first pay a fund's expense ratio, this one sports a middling 0.76% trailing 12 month yield. For comparison's sake, four funds from American Funds double that yield, partially because their expense ratios are less than half as high." *Id.*

71. With regard to Hartford Advisers Fund, a Morningstar analyst noted, "[l]ow costs are a key determinant of success in this tightly competitive category. We expect this fund's talented managers to capably deliver through a full market cycle, but that won't mean as much if they continue to labor under the burden of higher fees." Brian Portnoy, *Morningstar's Take: Higher Expenses might roil Hartford Advisers*, October 27, 2003, www.morningstar.com (password required).

THE FEES CHARGED WERE NOT REASONABLY RELATED TO SERVICES PROVIDED TO THE HARTFORD FUNDS AND THEIR INVESTORS

The Defendants Placed The Expense Of Revenue Sharing Payments On The 36(b) Funds And Their Investors

72. The Investment Adviser and Distributor Defendants also charged excessive fees by charging the 36(b) Funds and their investors for such Defendants' out-of-pocket revenue sharing expenses. Revenue sharing arrangements are very appealing to investment advisers because they can increase sales from three to ten fold. *See* Smita Madhur, *Revenue Sharing Boosts Mutual Fund Sales Tenfold*, Financial-Planning.com, Jan. 24, 2005, http://www.financial-planning.com/pubs/fpi/20050124101.htm.

73. At the same time, revenue sharing arrangements are very expensive for investors because their high costs translate into higher and excessive fees levied upon shareholders.

74. These payments increased the fees levied on the Funds and their investors because the Investment Adviser Defendants, in determining the amount they would charge for their advisory fees, accounted for the costs of the revenue sharing agreements for which they paid broker-dealers and others,.in order to ensure the recovery of their full profit after the revenue sharing payments were made.

75. A recent report on revenue sharing by Cerulli Associates notes that advisory fees are the most significant source of revenue sharing. *See* Cerulli Associates, *Mutual Fund Revenue Sharing: Current Practices and Projected Implications* (2005). The advisory fee can be inflated in order to finance the adviser's revenue sharing obligations and, as shown herein, the Investment Adviser Defendants did just this with respect to the Hartford Funds.

76. Investment advisory fees are meant to cover management of the invested funds. This includes management and administrative activities related to managing the fund's portfolios. Report of the SEC on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 89-2337 (1966).

77. The investment advisory fees used for revenue sharing do not fit either of these categories. Revenue sharing expenses are not supposed to be borne by funds and their investors as they are not management or traditional advisory expenses. Furthermore, the revenue sharing payments may benefit the Investment Adviser Defendants, but do not benefit the Funds or their investors.

78. Here, Defendants participated in revenue sharing relationships with 73 broker-dealers. SEC Hartford Order at *6. Specifically, Defendants had a strong relationship with Edward Jones, who required Investment Adviser companies, such as Hartford, to pay 25% of the

advisory fees for assets purchased or sold. *In the Matter of Edward D. Jones and Co., L.P.*, at paragraph 5 (Dec. 22, 2004) *available at* http://sec.gov/ litigation/admin/33-8526.htm. That such a significant portion of the Funds' advisory fees were being used to pay for relationships that do not benefit the funds' investors, clearly illustrates that Defendants' fees were not related to the services provided.

79. According to Morningstar, "[o]f the seven families, Hartford pays by far the most for this preferential treatment. While the American Funds pay $3.27 per $10,000 of assets invested with Edward Jones, the Hartford pays more than $20...the amount that Hartford pays is by far the highest we know of ... All told, in 2004, the Hartford paid $18 million to Edward Jones." Morningstar Stewardship Grade: Hartford Advisers A, Nov. 29, 2005, www.morningstar.com (password required).

80. The SEC has expressed concern over these practices, stating that, "[r]evenue sharing arrangements not only pose potential conflicts of interest, but also may have the indirect effect of reducing investors' returns by increasing the distribution-related costs incurred by funds. Even though revenue sharing is paid to broker-dealers directly by fund investment advisers, rather than out of fund assets, it is possible that some advisers may seek to increase the advisory fees that they charge the fund to finance those distribution activities . . . Moreover, revenue sharing arrangements may prevent some advisers from reducing their current advisory fees." Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, 69 Fed. Reg. 6438, 6441 n.21 (Feb. 10, 2004) (to be codified at 17 C.R.F. pts. 239, 240 and 274).

81. The nature of Defendants' revenue sharing program was such that it strongly incentivized broker-dealers to expand their marketing efforts in order to increase the size of the

Funds. As a result of such activities, the aggregate net assets—against which the management fees were charged on a percentage basis—increased, with a consequent increase in the dollar amount of the advisory fees. The Investment Adviser Defendants therefore received "something for nothing" from the Funds and their investors because the fees were not the result of any increase or improvement in the services being provided, and did not reflect any legitimate increase in the cost of the services being provided to the advisers and their affiliates.

82. In addition, the advisory fee payments made by the Funds and their investors that were utilized for revenue sharing were charged in violation of Rule 12b-1. Advisory fees paid to an investment adviser with the intent of allocating a certain amount towards distribution practices, such as revenue sharing, are regulated under Rule 12b-1 and Section 36(b). As the SEC explained, "Rule 12b-1 could apply [. . .] in certain cases in which the adviser makes distribution related payments out of its own resources . . . 'if any allowance were made in the investment adviser's fee to provide money to finance distribution.'" Investment Company Institute, 1998 SEC No-Act. LEXIS 976, at *16 (Oct. 30, 1998) (citing Payment of Asset-Based Sales Loads By Registered Open-End Management Investment Companies, ICA Release No. 16431, 1988 SEC LEXIS 1206 (June 13, 1988)). Defendants paid for part of these revenue sharing arrangements through advisory fees to circumvent limits placed on such distribution payments by Rule 12b-1.

Defendants Received Massive 12b-1 Fees But Provided No Benefit To The Hartford Funds Or Their Investors In Return

83. As discussed above, Rule 12b-1, promulgated by the SEC pursuant to the ICA, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions are, amongst others, that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution and that all agreements

with any person relating to implementation of the plan are in writing;" the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." 17 C.F.R. § 270.12b-1. Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether such plan should be implemented or continued." 17 C.F.R. § 270.12b-1(d). The directors may continue the plan "only if the directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and sections 36(a) and (b) (15 U.S.C. 80a-35(a) and (b)) of the Act that there is a reasonable likelihood that the plan will benefit the company and its shareholders." 17 C.F.R. § 270.12b-1(e). As noted above, Rule 12b-1 fees are assessed as a percentage of assets under management and, accordingly, grow proportionately with the size of the Funds.

84. The Distributor Defendants, as affiliates of the Investment Adviser Defendants, were similarly obligated by their fiduciary duty to the Funds and their investors with respect to the fees they received. The Distributor Defendants were the recipients of 12b-1 fees, but took no measures to assure that the fees were reasonably related to the services provided to the Funds or their investors.

85. Additionally, the 12b-1 fees charged to the 36(b) Funds and their investors were all higher than those charged by comparable funds. As illustrated below, Defendants charged 12b-1 fees to each of the funds that were significantly higher than comparable funds:

**Comparison of Hartford Funds 12b-1 Fees to the CRSP Benchmark
Benchmark is the Value-Weighted Average of All Funds
Existing During 2003 with the Same CRSP Strategic Objective
as the Hartford Funds**

All Share Classes
Differences in Terms of Basis Points

Fund Name	Strategic Objective	Amount by which 12b-1 fees exceed benchmark (bps)
Hartford Advisers Fund	Flexible Portfolio	36
Hartford Capital Appreciation Fund	Growth	36
Hartford Dividend and Growth Fund	Income Growth	33
Hartford MidCap Fund	Growth Midcap	39
Hartford Stock Fund	Growth and Income	43

The Investment Adviser and Distributor Defendants Failed to Reduce Their Fees to Reflect The Fall-Out Benefits They Received From Directing Brokerage to Cover Their Out-of-Pocket Expenses

86. Directed brokerage is a practice which directly harms investors, especially where, as here, the fund is alleged to be "paying up," or trading securities at commission rates higher than the fund would otherwise pay if it were not indirectly paying for distribution through directed brokerage. Directed brokerage gives the investment adviser a strong incentive to use brokerage commissions to increase the size of its funds (thereby increasing management/ advisory fees) and to avoid paying brokers out of its own assets.

87. By shifting their expenses to the Funds and their investors, the Investment Adviser and Distributor Defendants were able to increase their own revenues at the expense of investors. These Defendants should have reduced their advisory and 12b-1 fees to reflect the benefits they received from the use of brokerage commissions to satisfy revenue sharing arrangements. However, Defendants' failure to reduce their fees to reflect their use of fund assets resulted in their receipt of excessive advisory and 12b-1 fees.

88. On November 8, 2006, the SEC fined Hartford for its directed brokerage activities, stating:

> [HIFSCO] and HL Advisors benefited from these special benefits because an increase in sales of Funds resulted in an increase in the investment management fee [HIFSCO] and HL Advisors received. Likewise, as the Funds' distributors and underwriters, Hartford Investment and Hartford Distribution benefited because as sales of the Retail and HLS Funds increased, so did the amount of sales charges they received.
>
> ***
>
> Hartford Investment and Hartford Distribution often used the brokerage commissions generated by the Retail and HLS Funds portfolio transactions, which are assets of the Funds and their shareholders, to meet their financial obligations under the shelf space arrangements.
>
> Hartford Investment and Hartford Distribution treated the shelf space arrangements as payment obligations....
>
> In fact, each year Hartford Investment and Hartford Distribution calculated their financial obligations to certain broker-dealers under the negotiated shelf space arrangements that Hartford Investment and Hartford Distribution had with these broker-dealers and directed the Funds' brokerage commissions to meet their obligations under those arrangements.

SEC Hartford Order at *7-9, 12-13.

89. In addition to corroding the broker-investor relationship, Defendants' use of directed brokerage commissions decreased the transparency of the Funds' and investors' costs. Monies spent through directed brokerage do not show up as expenses, but are merely reflected as a decrease in investors' returns. The opaqueness of this form of payment also allowed the Investment Adviser and Distributor Defendants to circumvent the limits placed by the NASD on 12b-1 fees.

90. By paying the excessive commissions and directing brokerage business, the Investment Adviser and Distributor Defendants violated Section 12 of the ICA, because such payments were not made pursuant to a valid Rule 12b-1 plan.

91. The excessive commissions and directed brokerage practices caused the 36(b) Funds' investors to pay for services that did not benefit the funds or their investors. In fact, the Investment Adviser Defendants and their affiliates profited from the use of fund and investor assets because it resulted in an increase in the size of the funds and, thus, the size of their asset-based fees. This increase in fees bore no reasonable relation to the services rendered.

Through Their "Soft Dollar" Program, The Investment Adviser Defendants Shifted Overhead Costs To The 36(b) Funds And Their Investors Without Providing Any Offset In Their Advisory Fees for these Fall-Out Benefits

92. The Investment Adviser Defendants received significant benefits by using "Soft Dollars," as defined below, to shift research costs onto investors through inflated broker commissions, while failing to reduce their advisory fees to reflect this benefit.

93. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a ... broker ... in excess of the amount of commission another . . . broker . . . would have charged for effecting that transaction, if such person determined ***in good faith*** that such amount of commission was reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. § 78bb(e)(1). In other words, funds are allowed to include in "commissions" payment for not only

purchase and sales execution, but also for specified services, which the SEC has defined to include any service that "provides lawful and appropriate assistance to [the] money manager in performance of his investment decision-making responsibilities." *Id.*, Interpretative Notes and Decisions 7 (citation omitted). The commission amounts charged by brokerages to investment advisers in excess of the purchase and sales charges are known within the industry as "Soft Dollars."

94. The Investment Adviser Defendants paid excessive commissions to broker-dealers, which, insofar as they were transferred under the guise of Soft Dollars, were a sham and unjustifiable in light of the Investment Adviser Defendants' in-house research apparatus, for which the Funds and their investors were already paying through the advisory fee. Instead, the purpose of these payments was to induce the brokers to steer their clients to the Hartford Funds. These incentives caused brokers to steer clients to the Funds regardless of the Funds' investment quality relative to other investment alternatives. By paying the excessive brokerage commissions, Defendants also violated Section 12(b) of the ICA because such payments were not made pursuant to valid Rule 12b-1 plans.

95. According to Nelson Information's Directory of Investment Managers (14th Ed. 2001) (the "Nelson Directory"), Hartford is "a premier provider of insurance and asset management products. Hartford Investment Management Company [HIMCO] is the longstanding fixed income provider of choice for The Hartford and its clients." HIMCO manages "assets by using a disciplined, modified top-down process which is designed to create value from each of three steps: controlled duration management, sector allocation and security selection." *Id.* at 2209.

96. Consistent with this philosophy, the Nelson Directory, for the relevant years, states that Hartford's research sources are **100% in-house** research. *Id.* Based on Hartford's

own proprietary research apparatus, there is demonstrably little need for reliance on outside research.

97. The Directors did not have adequate information to measure the value to the Funds and their investors of the Soft Dollars generated. However, the amount paid by the Funds and their investors for excessive commissions was significant and the advisory fee was not reduced to reflect the benefits received by the Investment Adviser Defendants, who utilized Fund assets in the form of Soft Dollars to pay for research that was already being paid for through the advisory fee. Accordingly, the fees paid by the Funds and their investors through so-called "Soft Dollar" payments were excessive and bore no reasonable relationship to the services provided. Such fees resulted in the promotion by brokers of the Hartford Funds, thereby increasing the size of the Funds and Defendants' asset-based fees with no corresponding increase in services provided to the Funds or their investors.

The Directors' Failure To Act Independently And Conscientiously Resulted In Defendants Charging Excessive Fees To The 36(b) Funds And Their Investors

98. Mutual funds are typically created and managed by investment advisers for a profit. Investment advisers usually supervise a mutual fund's daily operations, and often select affiliated persons to serve on the Board of Directors. As former SEC Commissioner Manuel Cohen remarked when referring to testimony by investment advisers:

> They also made the point that the investment adviser creates the fund, and operates it in effect as a business. Many of them stated that "*It is our fund, we run it, we manage it, we control it*," and I don't think there is anything wrong with them saying it. They were just admitting what is a fact of life. The investment adviser does control the fund.

Statement of Manuel Cohen, Commissioner, SEC, Investment Company Act Amendments of 1976: Hearings on H.R. 9510, H.R. 9511 Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce (1967) (emphasis added).

99. As a result of the investment advisers' control of the fund, the relationship between investment advisers and mutual funds contains many potential conflicts of interest. This conflict arises because part of the fees the investment advisers charge, which reduce investors' returns, represents revenue and a source of profit to the investment adviser. *See* GAO Report, *Mutual Fund Fees: Additional Disclosure Could Encourage Price Competition* ("GAO Report"), at 14, 82, available at http://www.gao.gov/new.items/gg00126.pdf.

100. The ICA was enacted in response to concerns that mutual fund shareholders were not being adequately protected as a result of these conflicts of interest. As a result, the Directors were made responsible for overseeing the investment advisers' activities. GAO Report at 14. More specifically, the ICA requires the presence of independent directors on the Board of Directors to review and approve the fees the Funds and their investors are charged. *See* 15 U.S.C. § 80a-10(a). The Board of Directors is responsible for approving the investment advisory agreements, 12b-1 plans, and fees paid to Defendants. In reviewing and approving the foregoing, the Directors are required to act in the best interest of the investors.

101. Acting in the investors' best interests requires the Directors to exercise due care in approving the fees charged to those funds that the Directors have the responsibility to oversee. Accordingly, when evaluating whether there is a violation of 36(b), with regard to the board of directors, courts consider that:

> the expertise of the independent trustees of a fund, whether they are fully informed about all facts bearing on the adviser-manager's service and fee, and the extent of care and conscientiousness with which they perform their duties [are] important factors to be considered in deciding whether they and the adviser-manager are guilty of a breach of fiduciary duty in violation of 36(b).

Gartenberg v. Merrill Lynch Asset Mgmt, Inc., 694 F.2d 923, 930 (2d Cir. 1982).

102. Here, the "independent" directors of the 36(b) Funds do not meet any of these criteria. First, the Board of Directors were not fully informed about facts bearing on the

Investment Adviser Defendants' fees. For example, the Hartford Funds' Directors did not discover that the Funds' assets were being used to satisfy the Investment Adviser Defendants' revenue sharing commitments through directed brokerage. As the SEC concluded:

> the Boards were not aware of and did not authorize [HIFSCO and Hartford Securities'] use of directed brokerage to satisfy their financial obligations under their shelf space arrangements. Furthermore, [HIFSCO] and HL Advisors **deprived the Boards of the opportunity to exercise their independent judgment to decide how to use fund assets in accordance with the best interests of the Retail and HLS Funds' shareholders.**

SEC Hartford Order at *16 (emphasis added). Without knowing that the Investment Advisers were using the 36(b) Funds' assets to satisfy their revenue sharing commitments, the directors could not be "fully informed" and thus could not act in the best interests of investors when negotiating the various fees paid by the 36(b) Funds.

103. Similarly, the Funds Directors' approval of investment advisory contracts between the 36(b) Funds and the Investment Adviser Defendants should be given no weight because the Directors did not have information sufficient properly to evaluate the fairness of the fees being charged.

104. HIFSCO's failure to disclose information about directed brokerage to the board was so complete that the SEC held that HIFSCO was in violation of § 206(2) of the Investment Advisers Act of 1940 which "prohibits an investment adviser from engaging in any transaction, practice or course of business which operates as a fraud or deceit upon any client or prospective client."

105. Moreover, the Directors failed to recognize that since brokerage commissions are Fund assets, they should have been reflected in a 12b-1 plan. This failure to act prejudiced the Funds and their investors and resulted in the Funds and their investors paying excessive distribution fees.

106. By withholding information from the 36(b) Funds' Directors about how the fund investors' assets were being used to satisfy their revenue sharing obligations, despite a duty to do so, the Investment Adviser Defendants denied the Directors the ability to conscientiously evaluate the 36(b) Funds' fees. *See* SEC Hartford Order at *15-17.

107. Second, the Board of Directors did not act independently when approving the Investment Advisers Defendants' fees. In determining whether or not a Director is considered an "interested person," the ICA states that "a natural person shall be presumed not to be a controlled person." 15 U.S.C. § 80a-2(a)(9). The term "interested person" is defined to include "any affiliated person" of an investment company, investment adviser, or principal underwriter. *Id.* at § 80a-2(a)(19)(A)(i), (B)(i). "Affiliated person" is further defined as "any person directly or indirectly controlling, controlled by, or under common control with, such other person." *Id.* at § 80a-2(a)(3)(C) (emphasis added). Finally, the ICA defines "control" as "the power to exercise a controlling influence over the management or policies of a company." *Id.* at § 80a-2(a)(9).

108. The presumption that a Director is not a "controlled person" under the ICA may be rebutted by "evidence." 15 U.S.C. § 80a-2(a)(9). Such evidence may include allegations that non-employee directors followed a course of action suggested by the investment advisers which prejudiced the funds' shareholders. If the Directors rubber stamp suggestions of the investment advisers, they cannot fulfill their statutory duties to act as "watchdogs" for the Funds.

109. The purportedly "non-interested" Directors who served on the Board of Directors of the 36(b) Funds during the relevant period include: Winifred E. Coleman, William A. O'Neill, Millard H. Prior, Jr., John K. Springer, Robert M. Gavin, Duane E. Hill, Lynn S. Birdsong, and Phillip O. Peterson.

110. These purportedly "non-interested" Directors routinely followed the Investment Adviser Defendants' suggested courses of action by rubber stamping fees and arrangements

which prejudiced the Funds' investors. Specifically, the Directors failed to genuinely consider and recognize that managing the Hartford Funds was incredibly profitable for the Investment Adviser Defendants and therefore management fees should be reduced (*see supra* ¶¶ 41-44); that no economies of scale were passed to the 36(b) Funds or their investors as the funds grew (*see supra* ¶¶ 45-58); that breakpoints offered to the 36(b) Funds were illusory (*see supra* ¶¶ 59-64); that the fees were significantly more expensive than comparable funds (*see supra* ¶¶ 65-68); that the 36(b) Funds were underperforming relative to comparable funds (*see supra* ¶¶ 69-71); that the 36(b) Funds were being charged significantly higher 12b-1 fees than comparable funds without receiving any benefits (*see supra* ¶¶ 83-85); and that the advisory fees should be reduced to reflect the "fall-out" benefits received by Defendants (*see supra* ¶¶ 86-97).

111. The SEC has made clear that it is the duty of the Directors to scrutinize carefully the advisory and other fees to ensure that the economies of scale are being passed to investors as fund assets grow so that the increases in advisory and other fees are not a windfall to the investment advisers and their affiliates:

> If the fund or fund family is experiencing economies of scale, fund directors have an obligation to ensure that fund shareholders share in the benefits of the reduced costs by, for example, requiring that the adviser's fees be lowered, breakpoints be included in the adviser's fees, or that the adviser provide additional services under the advisory contract. If the fund or fund family is not experiencing economies of scale, then the directors may seek to determine from the adviser how the adviser might operate more efficiently in order to produce economies of scale as fund assets grow.

SEC Division of Investment Management: *Report on Mutual Fund Fees and Expenses available at*: http://www.sec.gov/news/studies/feestudy.htm. (Dec. 2006).

112. In addition, in order for the Directors to fulfill their responsibilities regarding the charging of Rule 12b-1 fees, the Directors must understand the funds' distribution system as a whole so that the 12b-1 fees can be placed in the appropriate context. To do this, the Directors

must understand what the primary distribution channels are, what the funds and the advisers are paying to use these channels, whether the distribution efforts are succeeding, and whether there are resulting economies of scale which benefit the investors. The Directors failed to obtain this necessary information, and their failure to do so prejudiced the 36(b) Funds and their investors.

113. While the 36(b) Funds' assets were used to encourage the growth of the funds, the funds received no benefits in return. The Directors continually allowed the 36(b) Funds' assets to be used for only the benefit of the Investment Adviser Defendants and their affiliates. As purportedly "independent" Directors, they had a duty to question the Investment Adviser Defendants' and their affiliates' practices, and to ensure that any economies of scale that were being realized from the increase in the funds' assets were being passed on to the funds. The Directors' approval of such actions, which prejudiced the funds and their investors, further demonstrates that they were controlled by the Investment Adviser Defendants. In particular, it is inconceivable that the Directors could have been acting independently or conscientiously when they approved the illusory breakpoints in the 36(b) Funds' advisory fees -- these clearly ineffective breakpoints were "red flags" that economies of scale were not being passed on to funds.

114. The SEC has set forth several additional factors relevant to a determination of whether the presumption that the Directors are not "controlled" persons under the ICA may be rebutted. These factors include, *inter alia*, the Directors' "independent knowledge of corporate affairs." *See* First Australia Fund, Inc. SEC No-Action Letter, 1987 WL 108483 (S.E.C.), at *7 (Oct. 8, 1987). Here, as the SEC has concluded, the abuse of Hartford Fund assets through directed brokerage by the Investment Adviser Defendants was kept from the Funds' Board of Directors. *See* SEC Hartford Order at *16-17 ("...the Boards were not aware of and did not authorize [HIFSCO and Hartford Securities'] use of directed brokerage..."). By controlling the

scope of information available to the Board of Directors, the Investment Adviser Defendants were able to indirectly control the board. Without knowing that fund assets were being used to satisfy revenue sharing commitments made by the Investment Adviser Defendants, or even knowing about such commitments, the Directors could not act in a truly independent manner when approving the fees charged by the Investment Adviser Defendants to the 36(b) Funds, and therefore such approval should be given no weight when evaluating whether such fees were excessive.

115. As explained by Paul Roye, Director, Division of Investment Management of the U.S. Securities & Exchange Commission:

> Independence in my view is how you analyze and approach the issues before you. Is your central consideration what's in the shareholder's best interest? If so, you are functioning independently. While you need not be antagonistic toward management of the fund, you need to recognize that management's interests aren't always aligned with the shareholders of the fund and sometimes constructive skepticism is called for. The regulatory framework and the nature of the mutual fund business, creates a healthy tension between a fund's management and the independent directors. Sometimes it is necessary to probe and challenge to identify potential areas of concern before they become significant problems.

Speech by SEC Staff: *What Does It Take To Be an Effective Independent Director of a Mutual Fund?* (Apr. 14, 2000), *available at* http://www.sec.gov/news/speech/spch364.htm (emphasis added). As indicated, if the Directors were in fact acting independently, they would have performed at least a minimal amount of constructive skepticism, or probed into the issues that are alleged herein. "[D]espite th[e] congressionally mandated 'watchdog' role, trustees have acquiesced too readily to the demands of fund management companies, failing to ... [*inter alia*] question excessive fees. . . ." Julie Hembrock Daum and Richard Lannamann, *Rising Expectations: Mutual fund directors called to create a culture of independence*, June 2004, available at http://www.spencerstuart.com/research/boards/679/.

116. Third, as indicated by the Second Circuit in *Gartenberg*, the expertise of the "non-interested" directors of a fund is also a factor to be considered. *Gartenberg*, 694 F.2d at 930. The mutual fund industry and its distribution and fee structures are not simple to understand. For this reason, it is critical that the Directors responsible for overseeing the fee agreements of a fund have experience in the mutual fund arena.

117. These Directors' backgrounds illustrate that most of them lacked the financial experience necessary to understand the different mutual fund fee structures and adequately represent shareholders. Of the seven purportedly "non-interested" directors serving during the relevant period, only two, Lynn Birdsong and Philip Peterson, have disclosed any previous experience with mutual funds. Birdsong was formerly managing director of Zurich Scudder Investments, an investment management firm, and Peterson was a mutual fund industry consultant. This lack of experience prejudiced the Funds and their investors, as the Directors were consequently unable to carefully evaluate the fees charged to the 36(b) Funds or detect and prevent the unauthorized use of directed brokerage. *See* The Hartford Mutual Funds Inc., annual report for the fiscal year ending October 31, 2004 (Form N-CSR) (Jan. 7, 2005).

118. Finally, the board of directors for the Hartford Funds could also not approve the fees charged to the funds in a careful and conscientious manner given the massive number of Funds each was responsible for overseeing. Each of the Funds in the Hartford complex shares the same board of directors. As such, each of the seven purportedly "independent" directors serving during the relevant period, with the exception of John K. Springer, was charged with overseeing a minimum of *72* portfolios in the Hartford Fund complex. Hartford Mutual Funds, annual report for the year ending October 31, 2003 (Form N-CSR) (Jan. 9, 2004). John K. Springer, before his retirement in May 2003, oversaw *75* portfolios in the Fund complex. Hartford Mutual Funds, annual report for the year ending October 31, 2002 (Form N-30D) (Jan.

2, 2003). The manifest inability of the directors to engage in the required fund-by-fund analysis when reviewing the 36(b) Funds' fees is borne out by the finding that an average independent director oversees merely 18.54 funds (in fact, the median is 6 funds). Ferris, Stephen P. and Yan, Xuemin Sterling, *Do Independent Directors and Chairmen Really Matter? The Role of Boards of Directors in Mutual Fund Governance* (February 2005), at 23, 27. Available at http://ssrn.com/abstract=681526. Here, each Director sits on the Board of over 72 Hartford Funds.

119. Industry analysts agree that the Directors cannot adequately oversee this many funds. Morningstar gave Hartford's board its third-lowest grade for the board's performance in 2006: "[w]e **also think that the board members are spread far too thin to be effective**. Most directors are responsible for 76 funds, and the other two cover more than 50." *Morningstar Stewardship Grade: Hartford Capital Appreciation A* , Sept. 12, 2005, www.morningstar.com (password required) (emphasis added).[11]

120. By overseeing so many funds, the Directors manifestly failed to devote adequate time to analyzing the fees paid on the required fund-by-fund basis and relied on the Investment Adviser Defendants to set the fees and essentially rubber-stamped them.

DEFENDANTS' REVENUE SHARING AND OTHER PRACTICES WERE OMITTED FROM THE FUNDS' PROSPECTUSES AND SAIS

121. Unbeknownst to Plaintiffs and other members of the Class, Hartford used the assets of its mutual fund investors to pay brokerages to push Hartford mutual funds aggressively

[11] The excessive number of funds overseen by the Directors is particularly alarming in light of a recent study that determined that the number of mutual funds a director oversees is positively correlated with both a higher expense ratio and a greater likelihood of the mutual fund engaging in a scandal. Ferris, Stephen P. and Yan, Xuemin Sterling, *Do Independent Directors and Chairmen Really Matter? The Role of Boards of Directors in Mutual Fund Governance* (Feb. 2005), at 23, 27. Available at http://ssrn.com/abstract=681526.

on unwitting investors through "shelf-space programs" without adequately disclosing such practices in the Funds' prospectuses and Statements of Additional Information ("SAIs").

Hartford Engaged in Revenue Sharing and Directed Brokerage to Acquire "Shelf-Space" at Brokerages

122. Unbeknownst to Plaintiffs and the other members of the Class, Hartford used the assets of its mutual fund investors to pay kickbacks to various brokerage houses, including, but not limited to, Edward Jones, Wachovia Securities, Salomon Smith Barney, A.G. Edwards, UBS Financial Services Inc. and Merrill Lynch, in exchange for these brokerage houses pushing their unwitting clients into Hartford Funds. These *quid pro quo* payments in exchange for "shelf-space" were nothing more than a series of veiled payments by Defendants to have brokers steer unknowing investors into Hartford funds. These payments were omitted from the Prospectuses and SAIs.

123. For example, according to internal documents from the Class Period and a former Vice-President employed by one of Hartford's Investment Advisers during the Class Period, Hartford had "shelf-space" agreements with numerous brokerage houses during the Class Period. As explained below, the payments for these *quid pro quo* arrangements with brokerage houses came in the form of "directed brokerage," "revenue-sharing payments," and "soft dollars."

124. These "shelf-space" arrangements also resulted in inflated fees charged to investors. As stated in the March 1, 2003 Hartford Advisers Fund prospectus, which is identical in substance to all prospectuses issued during the Class Period, these fees, which include management and 12b-1 fees, are "paid directly from your [the shareholders'] investment." These fees were assessed directly against shareholders and immediately affected the current redemption value of their shares.

125. Throughout the Class Period, Edward Jones, Salomon Smith Barney and other brokerages reportedly received approximately $100 million per year for pushing Hartford and

other "shelf space" funds. The effect of these payments is evidenced by the fact that these funds constituted approximately 90% to 95% of the overall fund sales during the Class Period of brokerages such as Edward Jones and Salomon Smith Barney.

126. From at least January 2000 through December 2003, the Investment Adviser Defendants and their affiliates negotiated and entered into revenue sharing agreements with 73 broker-dealers as a *quid pro quo* for special marketing and distribution benefits for Hartford Funds. SEC Hartford Order at *6.

127. On January 9, 2004, *The Wall Street Journal* exposed the "shelf-space" relationship between Hartford and brokerages such as Edward Jones, explaining that Hartford paid Edward Jones substantial amounts to favor Hartford Funds when pitching funds to customers. In the article, *The Wall Street Journal* detailed the wrongdoing based on an investigation that included interviews with former and current brokers with knowledge of the practice.

Directed Brokerage

128. Defendants used directed brokerage as one method of kickback payment, whereby Defendants promised and sent brokerage business on the trades of securities in the Hartford Funds to satisfy their *quid pro quo* "shelf-space" arrangements with brokerages. Between January 2000 and December 2003 alone, HIFSCO and its affiliates instructed their subadviser "to direct brokerage commissions totaling $51 million to broker-dealers to satisfy [HIFSCO's and its affiliates'] *quid pro quo* shelf space obligations." SEC Hartford Order at *12-13.

129. According to internal Hartford documents from the Class Period as well as the former Vice-President for one of the Investment Adviser Defendants referenced in ¶ 123, Hartford's payment for "shelf-space" would be in the form of directed brokerage to allow the brokerage houses to receive commissions for executing transactions on behalf of the Hartford

Funds. Accordingly, Hartford Funds traders were not able to get trades done at the best execution price, because they were under orders to direct commissions to specifically earmarked brokerage houses.

130. Also according to internal Hartford documents from the Class Period, Hartford circulated monthly reports during the Class Period that stated the amount of directed brokerage Hartford had committed in exchange for the *quid pro quo* "shelf-space" programs. These reports listed dozens of brokerage houses, such as AG Edwards, Merrill Lynch, Wachovia and Edward Jones, and detailed the millions of dollars paid to these brokerage houses in directed brokerage during the Class Period.

131. In actions to date against Morgan Stanley DW, Inc., Massachusetts Financial Services, Inc., Fleet Investment Advisors, Inc., Franklin Advisers, Inc., Deutsche Investment Management Americas, Inc., PA Fund Management LLC, OppenheimerFunds, Inc., ***and Defendants themselves,*** the SEC and NASD have condemned these practices, finding that they violate the federal securities laws as well as the rules of the NASD.

Revenue Sharing

132. According to internal Hartford documents as well as the former employee of one of the Investment Adviser Defendants discussed above in ¶ 128, in addition to the undisclosed directed brokerage payments, Defendants also made undisclosed revenue sharing payments to brokerage houses as part of the *quid pro quo* "shelf-space" arrangements. In other words, Defendants paid the brokerage houses ***cash*** to push their clients into the Hartford Funds.

Soft Dollars

133. In addition to the undisclosed directed brokerage and revenue sharing payments, Defendants also used soft dollars to pay brokerages to push their clients into Hartford Funds. Soft dollars reflect the amount of a commission above the actual execution cost. According to a

former Hartford Fund wholesaler who worked for Defendants during the Class Period, Defendants used soft dollars to pay for "shelf-space" at the brokerage houses.

Meeting and Support Fees

134. Defendants also regularly treated brokers who were pushing Hartford Funds to lavish vacations. Such trips were sales rallies for Hartford Funds and Defendants sent teams of sales representatives to further pressure brokers into selling their funds. According to a former Hartford wholesaler employed during the Class Period, incentives approved by senior level executives at Hartford were regularly provided to brokers. For example, this former employee explained that Hartford regularly subsidized national sales meetings held at exotic locales by brokerage firms such as Smith Barney in order have such firms push Hartford Funds.

135. According to the former employee referenced in ¶ 133 above, the top representatives who sold the most Hartford Funds were referred to as "Knights of the Roundtable." As such, they would be treated to trips to Europe among other destinations. Contests to push specific Hartford Funds were held frequently, up to four times in a month. According to this ex-employee, senior Hartford executives instructed Hartford employees not to disclose any extra compensation to clients for pushing a particular fund.

Defendants' Kickbacks Resulted in Conflicts of Interest

136. According to a former Regional Sales Director who sold Hartford Funds during the Class Period, Hartford had two commission grids in place wherein those brokers selling Hartford Funds would receive substantially higher compensation than those that did not.

137. Another former Regional Sales Manager who also sold Hartford Funds during the Class Period further explained that brokers were forced by management to push particular Hartford Funds regardless of whether or not the particular fund was appropriate for the client. Managers were encouraged to behave this way since, according to a former Regional Sales

Manager employed by Hartford during the Class Period, managers were paid extra for hitting sales quotas for specific Hartford Funds rather than total sales. This former employee stated that as a result of these payments by Hartford, clients were pushed into Hartford Funds which was counter to the client's best interest, with the primary concern being only what was good for Hartford's revenue. This former employee added that if one attempted to resist management's directive to push certain Hartford Funds, that person would be castigated and threatened with termination.

138. Moreover, as stated in the January 9, 2004 *Wall Street Journal* article cited above, the pressure to sell preferred funds such as the Hartford Funds made it financially foolhardy for brokers to sell non-preferred funds. Quoting brokers who had sold only the preferred funds such as the Hartford Funds for years, the article reported as follows:

> Individual brokers have a strong financial incentive to pitch favored funds. The revenue-sharing payments are credited as income to the profit-and-loss statements of brokerage branches. Those statements are a significant factor in determining the size of brokers' bonuses, generally awarded three times a year, according to former brokers. The bonuses can add up to $80,000 or $90,000 for a good producer, and often average about a third of total compensation.
>
> ***"I sold no outside funds,"*** says former broker Eddie Hatch, who worked at Jones in North Carolina for 13 years, until he left in 2000 to work for another brokerage firm. ***"You took a reduced payout" if you sold funds not on the preferred list, he adds.***
>
> Jones floods its brokers with literature from its preferred funds, former brokers say. "I didn't take the blinders off for nine years," says Scott Maxwell of Cary, N.C., a broker who left Jones for another firm in March of last year. He switched jobs, he says, largely because he was uncomfortable with the limited fund selection. Mr. Maxwell says he wanted to be freer to offer clients funds with better investment performance and lower fees.
>
> Jeff Davis says he was "young and wet behind the ears" when he was hired at Jones in 1993 after a stint as a White House intern. ***Even before he fully understood the financial incentives, he says he sold the seven funds almost exclusively. "I was afraid not to,"***

> he adds. Mr. Davis, who left Jones in 2001 and started his own business, also says he was uncomfortable with the incentives and wanted more leeway to sell other funds.

(Emphasis added.)

139. The Investment Adviser Defendants paid excessive commissions and directed brokerage business to broker-dealers who steered their clients into Hartford Funds as part of a *quid pro quo* "shelf-space program" arrangement between Defendants and brokerages. Such payments were used to fund sales contests and other undisclosed financial incentives to further push Hartford Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to Hartford Funds regardless of the funds' investment quality relative to other investment alternatives and thereby to breach their duties of loyalty. As described by the National Association of Insurance and Financial Advisors:

> Directed brokerage results when a mutual fund manager uses commissions payable for executing the fund's securities trades to obtain a preferred position for the fund in the broker-dealer's distribution network. This practice creates numerous potential conflicts of interest, including possible incentives for broker-dealers to base their fund recommendations to customers on brokerage commission considerations rather than on whether a particular fund is the best match for a client.

See http://www.naifa.org/frontline/20040428_SEC_aa.htm.

140. By paying the excessive commissions and directing brokerage business to participate in "shelf-space programs," the Investment Adviser Defendants also violated Section 12 of the ICA, because such payments were not made pursuant to a valid Rule 12b-1 plan.

141. Participation in shelf-space arrangements also created an undisclosed conflict for the Investment Adviser Defendants. This conflict was also identified by the SEC during its investigation: "As the Funds' advisers, [HIFSCO and its affiliate] benefited from these special benefits because an increase in sales of Funds resulted in an increase in the investment management fee [HIFSCO and its affiliate] received." SEC Hartford Order at *7-8.

Defendants Cloaked Their Practices in Secrecy

142. Defendants knew that these "shelf-space" arrangements presented a clear conflict of interest, pitting the financial interest of the broker against that of its clients. Disclosure of this conflict is clearly material if clients are expected to make informed investment decisions. However, knowing that a recommendation to purchase the Hartford Funds would be completely undermined if clients knew that the broker was paid to give it, Defendants concealed the truth regarding these shelf-space arrangements. Accordingly, Defendants went to great lengths to avoid creating a paper trail that could possibly expose these practices. For instance, according to a former Hartford Regional Sales Manager who worked for Hartford during the Class Period, Hartford went out of its way to ensure that the agreements detailed above were not put in writing and were often developed at side meetings held at conferences. Hartford employees were warned by management to refrain from talking about the revenue-sharing agreements.

The Investment Adviser Defendants Charged Rule 12b-1 Fees in Excess of those Authorized under Rule 12b-1

143. As discussed above, by paying the excessive brokerage commissions and directed brokerage, Defendants additionally violated Section 12 of the ICA, because such payments were not made pursuant to a valid Rule 12b-1 plan. *See* ¶¶ 82-85.

144. The purported Rule 12b-1 fees charged to the Funds' investors were in violation of Rule 12b-1 because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as demonstrated above at ¶¶ 45-64, as each of the Funds was marketed and the number of fund investors increased, the economies of scale thereby created were not passed on to Hartford Funds investors.

145. Moreover, at least three of the Hartford Funds were closed to new investors ("the Closed Funds") and, consequently, the so-called 12b-1 fees could not possibly have been used to

market and distribute them. Nevertheless, the Distributor Defendants received Rule 12b-1 fees charged to the Closed Funds. The Closed Funds that charged such Rule 12b-1 fees are: Hartford MidCap Funds A, B and C.

146. As set forth herein, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, Defendants made additional undisclosed payments to brokers, in the form of excessive commissions, that were not disclosed or authorized by the Hartford Funds Rule 12b-1 plan.

Use of "Soft Dollars" in Violation of Section 28(e)

147. As discussed above, Investment Advisers routinely pay brokers commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. *See* ¶¶ 92-97. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price from their trades.

148. As demonstrated above, however, the Investment Adviser Defendants went far beyond what is permitted by the Section 28(e) safe harbor by routinely using "Soft Dollars" as excessive commissions to pay brokers to push unwitting clients into Hartford Funds. The Investment Adviser Defendants used Soft Dollars to pay for these excessive commissions that served as kickbacks to brokers thus charging Hartford Funds investors for costs not covered by the Section 28(e) safe harbor and that were not consistent with the Investment Advisers' fiduciary duties.

The Prospectuses and SAIs Were Materially False And Misleading

149. Plaintiffs and other members of the Class were entitled to, and did, receive one of the prospectuses (the "Prospectuses"), pursuant to which the Hartford Funds shares were offered.

150. Prospectuses and SAIs are required to disclose all material facts in order to provide investors with information that will assist them in making an informed decision about whether to invest in a mutual fund. The law requires that such disclosures be in straightforward and easy to understand language such that it is readily comprehensible to the average investor.

151. Each of the Funds' Prospectuses and SAIs issued during the Class Period failed to disclose properly to investors material information about the mutual funds and the fees and costs associated with them. As shown below, each of the Funds' Prospectuses and SAIs contained the same materially false and misleading omissions regarding strategies for growth, revenue-sharing, directed brokerage, 12b-1 fees and Soft Dollars.

152. Each of the Funds' Prospectuses and SAIs issued during the Class Period omitted substantially the same materially false and misleading information regarding the funds' strategy for growth of assets, revenue-sharing, directed brokerage, 12b-1 fees and Soft Dollars that were required to be disclosed in "easy to understand language" such that a reasonable investor could make an informed decision whether or not to invest in the Funds.

Material Omissions Regarding Strategies for Growth

153. The December 15, 2003 Prospectus for the Hartford Advisers Fund is identical in substance to all Prospectuses issued during the Class Period in that it omits to state that one of the principal methods for increasing assets of the Funds was through participation in "shelf-space programs." It states:

> INVESTMENT GOAL. The Hartford Advisers Fund seeks maximum long-term total return.

This statement is materially false and misleading because it failed to disclose that one of the strategies of the Fund to increase assets was to pay brokers kickbacks to steer clients into the Funds, thereby growing Fund assets.

Material Omissions Regarding Revenue Sharing

154. The March 1, 2003 SAI for the Hartford Mutual Funds, Inc. and the Hartford Mutual Funds II, Inc., which is incorporated by reference in all of the Prospectuses issued during the Class Period, stated as follows with respect to its description of the distribution plan and method by which it offered its shares to the public:

> HIFSCO and its affiliates pay, **out of their own assets,** compensation to brokers, financial institutions and other persons for the sale and distribution of the Companies' shares and/or for the servicing of those shares. These payments ("Additional Payments") may be made to supplement sales concessions (commissions) reallowed to dealers and/or portfolio brokerage directed in recognition of the sale of Fund shares. [emphasis added]

155. Similarly, disclosure in the March 1, 2003 Prospectus for the Hartford Mutual Funds, Inc. and the Hartford Mutual Fund II, Inc., which is substantially similar to disclosure in all of the Funds' prospectuses issued during the Class Period, states under the heading ADDITIONAL COMPENSATION TO BROKERS as follows:

> In addition to the commissions described above, the distributor pays additional compensation to dealers based on a number of factors described in the fund's statement of additional information. **This additional compensation is not paid by you.** [emphasis added]

156. The above statements are materially false and misleading in that they failed to disclose, *inter alia,* the following material adverse facts which damaged Plaintiffs and other members of the Class:

(a) that the Investment Adviser Defendants used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf-space" programs whereby the broker steered clients into Hartford Funds;

(b) that the Investment Adviser Defendants used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the "shelf-space programs";

(c) that the Investment Adviser Defendants directed brokerage payments to firms that favored Hartford Funds regardless of performance to satisfy bilateral arrangements with brokerages pursuant to "shelf-space" programs and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Hartford Funds Rule 12b-1 Plan;

(d) that the Investment Adviser Defendants compensated themselves out of investor assets for any payments made pursuant to revenue sharing agreements;

(e) that such revenue sharing payments created undisclosed conflicts of interest;

(f) that the Hartford Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the ICA because, among other reasons, the plan was not properly evaluated by the funds' Directors and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(g) that any economies of scale achieved by marketing of the Funds to investors were not passed on to Funds investors; but rather, as the Funds grew, fees charged to Fund investors continued to increase; and

(h) that the Funds' Directors had abdicated their duties under the ICA and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendants and, as a consequence, the Investment Adviser Defendants were able to systematically skim millions of dollars from the Funds.

157. The disclosures referenced above that were contained in the Funds' Prospectuses and SAIs have specifically been found by the SEC to misrepresent the fact that Defendants did cause the Funds' shareholders to pay for the shelf-space programs at issue here. SEC Hartford Order at *8-9. Defendants' failures to make adequate disclosures of their revenue sharing and

directed brokerage practices, as described herein, was determined by the SEC to be a violation of, *inter alia,* Section 34(b) of the ICA. *Id.* at paragraphs 33-34.

158. The SEC has brought actions against other Investment Advisors for the same behavior described above. For example, as the SEC explained in its Administrative Proceeding against Morgan Stanley in 2003:

> At issue in this matter are two distinct disclosure failures. The first relates to Morgan Stanley DW's operation of mutual fund **marketing programs in which it collected from a select group of mutual fund complexes amounts in excess of standard sales loads and Rule 12b-1 trail payments. These programs were designed to specially promote the sale of those mutual funds with enhanced compensation to individual registered representatives, known as financial advisors ("FAs"), and branch managers as well as increased visibility in its extensive retail distribution network.**

See In the Matter of Morgan Stanley DW Inc., at paragraph 2, (November 17, 2003) *available at* http://www.sec.gov/litigation/admin/33-8339.htm (emphasis added).

<u>**Material Omissions Regarding Directed Brokerage Business**</u>

159. The March 1, 2003 SAI for the Hartford Mutual Funds, Inc. and the Hartford Mutual Fund II, Inc., which is incorporated by reference in all of the Hartford Funds Prospectuses issued during the Class Period, stated under the heading PORTFOLIO TRANSACTIONS AND BROKERAGE as follows:

> The Companies have no obligation to deal with any dealer or group of dealers in the execution of transactions in portfolio securities. Subject to any policy established by each Company's board of directors and HIFSCO, HIMCO and Wellington Management, as applicable, are primarily responsible for the investment decisions of each Fund and the placing of its portfolio transactions. In placing orders, it is the policy of each Fund to obtain the most favorable net results, taking into account various factors, including price, dealer spread or commission, if any, size of the transaction and difficulty of execution. While HIMCO and Wellington Management generally seek reasonably competitive spreads or commissions, the Funds do not necessarily pay the lowest possible spread or commission. Upon instructions from

HIFSCO, Wellington Management may direct certain brokerage transactions to broker/dealers who also sell shares of funds in the fund complex. Upon instructions from HIFSCO, Wellington Management may also direct certain brokerage transactions to broker/dealers that pay for certain other services used by the Funds.

> Although the rules of the National Association of Securities Dealers, Inc. ("NASD") prohibit its members from seeking orders for the execution of investment company portfolio transactions on the basis of their sales of investment company shares, under such rules, sales of investment company shares may be considered by the investment company as a factor in selecting brokers to effect portfolio transactions. Accordingly, some portfolio transactions are, subject to such rules and to obtaining best prices and executions, executed through dealers who sell shares of funds in the fund complex.

160. The above statements are materially false and misleading in that they failed to disclose that Defendants chose brokers to execute sales of the Funds' portfolios - and thereby directed the commissions from the sales of the portfolios securities to these brokers - to satisfy negotiated arrangements with brokerages to give Defendants "shelf-space" visibility and to push their clients in Hartford Funds in exchange for directed brokerage. Additionally, the above statements were materially false and misleading in that they failed to disclose, *inter alia,* the following material adverse facts which damaged Plaintiffs and other members of the Class:

(a) that the Investment Adviser Defendants used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf-space" programs whereby the broker steered clients into Hartford funds;

(b) that the Investment Adviser Defendants used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the "shelf-space programs";

(c) that the Investment Adviser Defendants directed brokerage payments to firms that favored Hartford Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf-space programs" and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Hartford Funds Rule 12b-1 Plan;

(d) that the Hartford Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of ICA because, among other reasons, the plan was not properly evaluated by the Funds' Directors and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(e) that the Investment Adviser Defendants and/or the Distributor Defendants compensated themselves out of investor assets for any payments made pursuant to revenue sharing agreements;

(f) that such revenue sharing payments created undisclosed conflicts of interest;

(g) that any economies of scale achieved by marketing of the Funds to investors were not passed on to Funds investors; but rather, as the Funds grew, fees charged to Fund investors continued to increase; and

(h) that the Funds' Directors had abdicated their duties under the ICA and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendants and, as a consequence, the Investment Adviser Defendants were able to systematically skim millions of dollars from the Hartford Funds.

161. The SEC has specifically found that the Defendants' disclosure of its use of directed brokerage was inadequate: "specifically, the Retail Funds' SAI ... stated that they may direct brokerage commissions to broker-dealers who sold shares of the Retail and HLS Funds. ***These representations are misleading.***" SEC Hartford Order at *13 (emphasis added.)

162. The SEC has also brought actions against other Investment Advisers regarding this behavior. As stated in an Administrative Proceeding against Massachusetts Financial Services, Inc. ("MFS"):

> **MFS did not adequately disclose to MFS shareholders that it allocated fund brokerage commissions to satisfy strategic alliances.**
>
> Specifically, Item 16(c) of the Form N-1A requires a description in the SAI of "how the Fund will select brokers to effect securities transactions for the Fund" and requires that "[i]f the Fund will consider the receipt of products or services other than brokerage or research services in selecting brokers, [the Fund should] specify those products or services."
>
> * * *
>
> **The SAIs did not adequately disclose to shareholders that MFS had entered into bilateral arrangements in which it agreed to allocate specific negotiated amounts of fund brokerage commissions, subject to best execution, to broker-dealers for "shelf-space" or heightened visibility within their distribution systems.**

See In the Matter of Massachusetts Financial Services Company, at paragraphs 21-24, (March 31, 2004) *at* http://www.sec.gov/litigation/admin/ia-2224.htm (emphasis added).

__Material Omissions Regarding 12b-1 Fees__

163. The March 1, 2003 SAI for the Hartford Mutual Funds, Inc. and the Hartford Mutual Fund II, Inc. which is incorporated by reference in all of the Hartford Funds Prospectuses issued during the Class Period, stated as follows with respect to 12b-1 fees:

> General Distribution fees paid to HIFSCO may be spent on any activities or expenses primarily intended to result in the sale of the applicable Company's shares including: (a) payment of initial and ongoing commissions and other compensation payments to brokers, dealers, financial institutions or others who sell each Fund's shares, (b) compensation to employees of HIFSCO, (c) compensation to and expenses, including overhead such as communications and telephone, training, supplies, photocopying and similar types of expenses, of HIFSCO incurred in the printing and mailing or other dissemination of all prospectuses and

> statements of additional information, (d) the costs of preparation, printing and mailing of reports used for sales literature and related expenses, i.e., advertisements and sales literature, and (e) other distribution-related expenses and for the provision of personal service and/or the maintenance of shareholder accounts. These plans are considered compensation type plans which means that the Funds pay HIFSCO the entire fee regardless of HIFSCO's expenditures.

164. The above statements are materially false and misleading in that they fail to state that Defendants used 12b-1 fees to participate in "shelf-space programs" to provide kickbacks to brokers for directing their clients into Hartford Funds. Additionally, the above statements are materially false and misleading in that they failed to disclose *inter alia,* the following material adverse facts which damaged Plaintiffs and other members of the Class:

(a) that the Investment Adviser Defendants used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf-space" programs whereby the broker steered clients into Hartford funds;

(b) that the Investment Adviser Defendants used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the "shelf-space programs";

(c) that the Investment Adviser Defendants directed brokerage payments to firms that favored Hartford Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf-space" programs and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Hartford Funds Rule 12b-1 Plan;

(d) that the Hartford Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the ICA because, among other reasons, the plan was not properly evaluated by the funds' Directors and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(e) that the Investment Adviser Defendants and/or the Distributor Defendants compensated themselves out of investor assets for any payments made pursuant to revenue sharing agreements;

(f) that such revenue sharing payments created undisclosed conflicts of interest;

(g) that any economies of scale achieved by marketing of the Funds to investors were not passed on to Funds investors; but rather, as the Funds grew, fees charged to Fund investors continued to increase; and

(h) that the funds' Directors had abdicated their duties under the ICA and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendants and, as a consequence, the Investment Adviser Defendants were able to systematically skim millions of dollars from the Hartford Funds.

Material Omissions Regarding Soft Dollars

165. The March 1, 2003 SAI for the Hartford Mutual Funds, Inc. and the Hartford Mutual Fund II, Inc., which is incorporated by reference in all of the Hartford Funds Prospectuses issued during the Class Period, stated as follows with respect to Soft Dollars:

> While HIMCO and Wellington Management seek to obtain the most favorable net results in effecting transactions in a Fund's portfolio securities, broker-dealers who provide investment research to HIMCO or Wellington Management may receive orders for transactions from HIMCO or Wellington Management. Such research services ordinarily consist of assessments and analyses of the business or prospects of a company, industry, or economic sector. If, in the judgment of HIMCO or Wellington Management, a Fund will be benefited by such research services, HIMCO and Wellington Management are authorized to pay spreads or commissions to brokers or dealers furnishing such services which are in excess of spreads or commissions which another broker or dealer may charge for the same transaction. Information so received is in addition to and not in lieu of the services required that HIMCO and Wellington Management must perform under the investment advisory agreement or the

> investment subadvisory agreement. The expenses of HIMCO and Wellington Management are not necessarily reduced as a result of the receipt of such information.

166. The above statements are materially false and misleading in that they failed to disclose, *inter alia*, the following material adverse facts regarding Soft Dollars which damaged Plaintiffs and other members of the Class:

(a) that the Investment Adviser Defendants used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf-space" programs whereby the broker steered clients into Hartford Funds;

(b) that the Investment Adviser Defendants used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the "shelf-space programs";

(c) that the Investment Adviser Defendants directed brokerage payments to firms that favored Hartford Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf-space" programs and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Hartford Funds Rule 12b-1 Plan;

(d) that the Investment Adviser Defendants and/or the Distributor Defendants compensated themselves out of investor assets for any payments made pursuant to revenue sharing agreements;

(e) that such revenue sharing payments created undisclosed conflicts of interest;

(f) that the Hartford Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the ICA because, among other reasons, the plan was not properly evaluated by the funds' Director and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(g) that any economies of scale achieved by marketing of the Funds to investors were not passed on to Funds investors; but rather, as the Funds grew, fees charged to Fund investors continued to increase; and

(h) that the Director Defendants had abdicated their duties under the ICA and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendants and, as a consequence, the Investment Adviser Defendants were able to systematically skim millions of dollars from the Hartford Funds.

PLAINTIFFS' CLASS ACTION ALLEGATIONS

167. With the exception of Count III, Plaintiffs bring these claims as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who held shares, units, or like interests in any of the Funds between January 30, 1999 through November 17, 2003, inclusive, and who were damaged thereby (the "Class"). Excluded from the Class are Defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

168. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are at least hundreds of thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Hartford Funds and the Investment Adviser Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

169. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

170. Plaintiffs will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

171. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether Defendants violated the ICA as alleged herein;

(b) whether Defendants omitted to disclose to the investing public during the Class Period material facts about the business and operations of the Funds; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

172. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

COUNT I

AGAINST THE INVESTMENT ADVISER DEFENDANTS FOR VIOLATIONS OF SECTION 34(b) OF THE ICA ON BEHALF OF THE CLASS

173. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

174. This Count is asserted against the Investment Adviser Defendants in their role as investment advisers to the Hartford Funds for their role in the creation of the materially false and misleading Prospectuses.

175. The Investment Adviser Defendants omitted to state facts necessary to prevent statements in registration statements and reports filed and disseminated pursuant to the ICA, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendants failed to disclose, *inter alia,* the following:

(a) that the Investment Adviser Defendants used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf-space" programs whereby the broker steered clients into Hartford funds;

(b) that the Investment Adviser Defendants used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the "shelf-space programs";

(c) that the Investment Adviser Defendants directed brokerage payments to firms that favored Hartford Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf-space" programs and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Hartford Funds Rule 12b-1 Plan;

(d) that the Hartford Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the ICA because, among other reasons, the plan was not properly evaluated by the funds' Directors and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(e) that the Investment Adviser Defendants and/or the Distributor Defendants compensated themselves out of investor assets for any payments made pursuant to revenue sharing agreements;

(f) that such revenue sharing payments created undisclosed conflicts of interest;

(g) that any economies of scale achieved by marketing of the Funds to investors were not passed on to Funds investors; but rather, as the Funds grew, fees charged to Fund investors continued to increase; and

(h) that the funds' Directors had abdicated their duties under the ICA and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendants and, as a consequence, the Investment Adviser Defendants were able to systematically skim millions of dollars from the Hartford Funds.

176. By reason of the conduct described above, the Investment Adviser Defendants violated Section 34(b) of the ICA.

177. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' violation of Section 34(b) of the ICA, Hartford Funds investors have incurred damages.

178. Plaintiffs and other members of the Class have been specially injured by Defendants' violations of Section 34(b) of the ICA. Such injuries were suffered directly by shareholders, rather than by the Hartford Funds themselves.

179. The Investment Adviser Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails,

engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

AGAINST THE DISTRIBUTOR DEFENDANTS AND THE INVESTMENT ADVISER DEFENDANTS PURSUANT TO SECTION 36(a) OF THE ICA ON BEHALF OF THE CLASS

180. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

181. This Count is brought against the Distributor Defendants and the Investment Adviser Defendants for breach of their fiduciary duties as defined by Section 36(a) of the ICA.

182. The Distributor Defendants and the Investment Adviser Defendants had a fiduciary duty to the Class. The Distributor Defendants and the Investment Adviser Defendants violated Section 36(a) by breaching their fiduciary duties to the Funds by (1) drawing on the assets of Hartford Funds investors to meet their undisclosed revenue sharing commitments through the use of directed brokerage, Soft Dollars and excessive commissions, as defined herein; (2) charging excessive advisory and 12b-1 fees; and (3) omitting to state the following facts which were necessary to prevent statements in registration statement and reports filed and disseminated pursuant to the ICA, in light of the circumstances under which they were made, from being materially false and misleading:

(a) that the Investment Adviser Defendants used investor assets to pay broker-dealers to satisfy bilateral arrangements with brokerages known as "shelf-space" programs whereby the broker steered clients into Hartford Funds;

(b) that the Investment Adviser Defendants used brokerage commissions over and above those allowed by Rule 12b-1 to pay for the "shelf-space programs";

(c) that the Investment Adviser Defendants directed brokerage payments to firms that favored Hartford Funds to satisfy bilateral arrangements with brokerages pursuant to "shelf-space" programs and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Hartford Funds Rule 12b-1 Plan;

(d) that the Investment Adviser Defendants and/or the Distributor Defendants compensated themselves out of investor assets for any payments made pursuant to revenue sharing agreements;

(e) that such revenue sharing payments created undisclosed conflicts of interest;

(f) that the Hartford Funds Rule 12b-1 Plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the ICA because, among other reasons, the plan was not properly evaluated by the funds' Director and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(g) that any economies of scale achieved by marketing of the Funds to investors were not passed on to Funds investors; but rather, as the Funds grew, fees charged to Fund investors continued to increase; and

(h) that the Director Defendants had abdicated their duties under the ICA and their common law fiduciary duties, failed to monitor and supervise the Investment Adviser Defendants and, as a consequence, the Investment Adviser Defendants were able to systematically skim millions of dollars from the Hartford Funds.

183. By reason of the conduct described above, the Distributor Defendants and the Investment Adviser Defendants violated Section 36(a) of the ICA.

184. As a direct, proximate and foreseeable result of the Distributor Defendants' and the Investment Adviser Defendants' breaches of fiduciary duties in their roles as principal underwriters and investment advisers, respectively, to Hartford Funds investors, the Class has incurred millions of dollars in damages.

185. Plaintiffs, in this count, seek to enjoin Defendants from engaging in such practices in the future as well as recover the excessive Rule 12b-1 fees, Soft Dollars, excessive commissions, directed brokerage and the management fees charged to the Hartford Funds by the Distributor Defendants and the Investment Adviser Defendants.

COUNT III

AGAINST THE DISTRIBUTOR DEFENDANTS AND INVESTMENT ADVISER DEFENDANTS PURSUANT TO SECTION 36(b) OF THE ICA ON BEHALF OF THE 36(B) FUNDS

186. The 36(b) Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein with the exception of the class action allegations at ¶¶ 167 to ¶¶ 172.

187. This Count is brought on behalf of the 36(b) Funds against the Distributor Defendants and Investment Adviser Defendants for breach of their fiduciary duties with respect to compensation as defined by Section 36(b) of the ICA. Section 36(b) does not require Plaintiffs to make a demand on the 36(b) Funds' Directors before bringing a claim.

188. Defendants in this Count each had a fiduciary duty to the 36(b) Funds and their investors with respect to the receipt of compensation for services and payments of a material nature made by and to such Defendants.

189. As alleged above, the fees received by the Distributor and Investment Adviser Defendants were excessive, in that they were so disproportionately large that they bore no reasonable relationship to the services rendered and would not have been negotiated in an arm's-length relationship.

190. By reason of the conduct described above, the Distributor and Investment Adviser Defendants violated § 36(b) of the ICA. As a direct, proximate and foreseeable result of the Distributor and Investment Adviser Defendants' breaches of fiduciary duties in their roles as principal underwriters and investment advisers, respectively, to the Hartford Funds and their investors, the 36(b) Funds and their investors have sustained many millions of dollars in damages.

191. Plaintiffs, in this count, seek to recover for the 36(b) Funds, the excessive advisory, Rule 12b-1, and other fees charged to the 36(b) Funds and their investors by Defendants and their affiliates.

COUNT IV

AGAINST HARTFORD (FOR CAUSING THE DISTRIBUTOR DEFENDANTS AND THE INVESTMENT ADVISER DEFENDANTS TO VIOLATE THE ICA) AND THE INVESTMENT ADVISER DEFENDANTS (FOR CAUSING THE DISTRIBUTOR DEFENDANTS TO VIOLATE THE ICA) FOR VIOLATION OF SECTION 48(a) OF THE ICA

192. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein with the exception of the class action allegations at ¶¶ 167 to ¶¶ 172 insofar as this Count relates to Section 36(b) of the ICA.

193. This Count is brought pursuant to Section 48(a) of the ICA against Hartford for directly and/or indirectly causing the Distributor Defendants and Investment Adviser Defendants to commit the violations of the ICA alleged herein.

194. The Distributor Defendants are liable under Sections 36(a) and 36(b) of the ICA as set forth herein.

195. The Investment Adviser Defendants are liable under Sections 34(b), 36(a) and 36(b) of the ICA as set forth herein.

196. Hartford directly and/or indirectly caused the Investment Adviser and Distributor Defendants to engage in the violations of the ICA alleged herein. The Investment Adviser Defendants directly and/or indirectly caused the Distributor Defendants to engage in the violations of the ICA alleged herein.

197. Pursuant to Section 48(a) of the ICA, by reason of the foregoing, Hartford is liable to Plaintiffs and the Class to the same extent as are the Distributor Defendants and the Investment Adviser Defendants for their primary violations of Sections 34(b) and 36(a) of the ICA. In addition, pursuant to Section 48(a) of the ICA, Hartford is liable to the 36(b) Funds to the same extent as the Distributor and Investment Adviser Defendants for their violations of Section 36(b) of the ICA. Finally, the Investment Adviser Defendants are liable to Plaintiffs and the Class to the same extent as the Distributor Defendants for their violations of Section 36(a) of the ICA, and to the 36(b) Funds to the same extent as the Distributor Defendants for their violations of Section 36(b) of the ICA.

198. By virtue of the foregoing, the 36(b) Funds, Plaintiffs and other Class members are entitled to damages against Hartford and the Investment Adviser Defendants.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

A. Awarding compensatory damages to the 36(b) Funds against Defendants, jointly and severally, for all damages sustained as a result of Defendants' violations of Sections 36(b) and 48(a) of the ICA, in an amount to be proven at trial, including interest thereon;

B. Awarding compensatory damages to Plaintiffs and the Class against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' violations of Sections 34(b), 36(a) and 48(a) of the ICA, in an amount to be proven at trial, including interest thereon;

C. Awarding the 36(b) Funds injunctive relief ordering Defendants to cease the charging of excessive fees;

D. Ordering an accounting of all Fund related fees, commissions, and Soft Dollar payments;

E. Ordering restitution of all excessive fees and charges;

F. Awarding Plaintiffs their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

G. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury for all claims other than those under Section 36(b) of the ICA.

THE PLAINTIFFS

By: ______________________
J. Daniel Sagarin (CT 04289)
David A. Slossberg (CT 13116)
HURWITZ, SAGARIN, SLOSSBERG & KNUFF, LLC
147 North Broad Street
P.O. Box 112
Milford, CT 06460
Tel.: (203) 877-8000

Co-Liaison Counsel

Andrew M. Schatz (CT 00603)
Jeffrey S. Nobel (CT 04855)
SCHATZ NOBEL IZARD, P.C.
20 Church Street, Suite 1700
Hartford, CT 06103
Tel.: (860) 493-6292

Co-Liaison Counsel

Jerome M. Congress
Janine L. Pollack
MILBERG WEISS & BERSHAD LLP
One Pennsylvania Plaza
New York, NY 10119
Tel.: (212) 594-5300

Lead Counsel and Chair of the Executive Committee

Marc A. Topaz
Richard A. Maniskas
SCHIFFRIN BARROWAY TOPAZ & KESSLER, LLP
280 King of Prussia Road
Radnor, PA 19087
Tel.: (610) 667-7706

Member of the Executive Committee

Jules Brody
Mark Levine
STULL STULL & BRODY
6 East 45th Street
Suite 500
New York, NY 10017
Tel.: (212) 687-7230

Member of the Executive Committee

Eric J. Belfi
Brian P. Murray
MURRAY, FRANK & SAILER LLP
275 Madison Avenue
New York, NY 10016
Tel.: (212) 682-1818

Member of the Executive Committee

David R. Scott (CT 16080)
Erin Green Comite (CT 24886)
SCOTT + SCOTT, LLC
108 Norwich Avenue
P.O. Box 192
Colchester, CT 06415
Tel.: (800) 404-7770

Member of the Executive Committee

Michael M. Goldberg
GLANCY BINKOW & GOLDBERG LLP
1801 Avenue of the Stars
Suite 311
Los Angeles, CA 90067
Tel.: (310) 201-9150

Joseph H. Weiss
WEISS & LURIE
551 Fifth Avenue
New York, NY 10176
Tel.: (212) 682-3025

Charles J. Piven
Marshall N. Perkins
BROWER PIVEN, A PROFESSIONAL CORPORATION
The World Trade Center – Baltimore
401 East Pratt Street, Suite 2525
Baltimore, Maryland 21202
Tel.: (410) 332-0030

Additional Plaintiffs' Counsel

Exhibit A
Fund Expenses in Dollar Amounts

For the Year Ended October 31, 2003

Name of Fund	Total Net* Expenses ($ millions)	Advisory Fees** ($ millions)	12B-1 Fees** ($ millions)
Hartford Advisers Fund	38.95	14.96	14.07
Hartford Dividend and Growth Fund	22.89	9.71	7.25
Hartford MidCap Fund	29.63	13.00	9.90
Hartford Stock Fund	27.42	11.36	9.42
Hartford Capital Appreciation Fund	63.92	24.73	23.37
Total Dollar Expenses	182.80	73.76	64.01

For the Year Ended October 31, 2004

Name of Fund	Total Net* Expenses ($ millions)	Advisory Fees** ($ millions)	12B-1 Fees** ($ millions)
Hartford Advisers Fund	38.31	16.54	14.70
Hartford Dividend and Growth Fund	31.84	14.71	10.64
Hartford MidCap Fund	40.27	18.71	13.78
Hartford Stock Fund	29.15	12.40	9.78
Hartford Capital Appreciation Fund	95.92	40.22	35.61
Total Dollar Expenses	235.49	102.58	84.51

*after any applicable waivers
**prior to any applicable waivers

END